VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

03037359

07 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

03 NOV 14 AM 7:21

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Deborah Bucher

Ms D Bucher
Corporate Administrator

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/17

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/10/2003

TIME: 17:37:10

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ATO Class Ruling - Scheme of Arrangement

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 8 October 2003 5:37
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

84850.pdf (138 KB)

ASX confirms the release to the market of Doc ID: 84850 as follows:
Release Time: 08-Oct-2003 17:37:04
ASX Code: VRL
File Name: 84850.pdf
Your Announcement Title: ATO Class Ruling - Scheme of Arrangement

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

8 October 2003

SCHEME OF ARRANGEMENT
CLASS RULING ISSUED BY AUSTRALIAN TAXATION OFFICE

The Australian Taxation Office ("ATO") has today released Class Ruling CR 2003/87 (Preference Share Buy-Back – Village Roadshow Limited). The Class Ruling can be accessed on the ATO's internet site at http://law.ato.gov.au/atolaw/view.htm?docid=CLR/CR200387/NAT/ATO/00001.

This Class Ruling confirms that the $1.25 Buy Back Consideration under the proposed Scheme of Arrangement between VRL and it's A Class Preference Shareholders will consist entirely of a return of capital without any assessable dividend component.

A summary of the Australian taxation consequences for a Preference Shareholder who hold their Preference Shares as capital assets is contained at Section 10 of the Scheme Booklet. However, this summary should not be relied upon as a substitute for professional advice and all Preference Shareholders should ensure that they seek professional advice specific to their circumstances.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 14 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/10/2003

TIME: 16:40:39

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 10 October 2003 4:41
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

85451.pdf (529 KB)

```
ASX confirms the release to the market of Doc ID: 85451 as follows:
Release Time: 10-Oct-2003  16:40:37
ASX Code: VRL
File Name: 85451.pdf
Your Announcement Title: Change of Directors Interest Notice x 1
```

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	3 OCTOBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 OCTOBER 2003 TO 7 OCTOBER 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAL HOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000				Director and shareholder of Wathroad Pty Ltd
	-31,486		6-Oct-03	$1.52	
	-62,135		7-Oct-03	$1.52	
	-6,379		7-Oct-03	$1.53	
		0			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		111,820,817			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		6,544,167			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAL HOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GR JP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROAD SHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/10/2003

TIME: 15:14:27

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 23 October 2003 3:15
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

88909.pdf (336 KB)

ASX confirms the release to the market of Doc ID: 88909 as follows:
Release Time: 23-Oct-2003 15:14:20
ASX Code: VRL
File Name: 88909.pdf
Your Announcement Title: Change of Director s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of last notice	2 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 OCTOBER 2003 TO 20 OCTOBER 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director:	PETER EDWIN FOO
Name of Company:	VILLAGE ROADSł V LIMITED
Name and Type of Security:	ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	*Detail of Contract and Nature of Interest*
TOTAL		0			

Name of Director: PETER EDWIN FOO
Name of Company: VILLAGE ROADSHOI 'MITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Peter Edwin Foo	0 5,000	5,000	17-Oct-03	$1.13	
Dogfight Two Pty Ltd	0 40,000	40,000	20-Oct-03	$1.12	Director and Shareholder of Dogfight Two Pty Ltd
TOTAL		45,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 14 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/10/2003

TIME: 15:16:43

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Unsecured Notes quotation application

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 24 October 2003 3:17
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

89660.pdf (643 KB)

ASX confirms the release to the market of Doc ID: 89660 as follows:
Release Time: 24-Oct-2003 15:16:35
ASX Code: VRL
File Name: 89660.pdf
Your Announcement Title: Appx 3B Unsecured Notes quotation application

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Village Roadshow Limited

ACN

010 672 054

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Unsecured Notes**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**250,215,147, subject to the proposed scheme of arrangement pursuant to s411 of the Corporations Act between the Company and the holders of its A Class Preference Shares ('Preference Shares') taking effect.**

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The Unsecured Notes will have an initial face value of $1 and will be repaid in 3 instalments:** • **33 cents cash on the first anniversary of the date of issue of the Unsecured Notes (Issue Date);** • **33 cents cash on the second anniversary of the Issue Date; and** • **34 cents cash on the third anniversary of the Issue Date.** **Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum (or 15% per annum if a 'Conversion Event' (see below) occurs), the first interest payment being due 6 months after the Issue Date.** **Holders of Unsecured Notes ('Noteholders') will be entitled to convert all of their Unsecured Notes into Preference Shares if the Company does not pay:** • **interest on the Unsecured Notes within 30 business days of it being due; or** • **any part of the principal outstanding when due for payment.** **Noteholders will be entitled to attend general meetings of the Company but will not be entitled to vote.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The Unsecured Notes will not rank equally in any respect with any existing +class of quoted +securities.** **Interest will be payable on the Unsecured Notes as described above.**
5	Issue price or consideration	**The Company is proposing to buy-back pursuant to a scheme of arrangement pursuant to s411 of the Corporations Act all of the Preference Shares the Company has on issue.** **If it proceeds, the consideration for the buy-back will be $1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**See above.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Expected to be 24 November 2003.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**234,903,107**	**Ordinary shares**
		250,215,147	**Unsecured Notes (250,215,147 Preference Shares being bought back and cancelled prior to the issue of the Unsecured Notes.)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**6,000,000** **413,300**	**Options over Ordinary shares** **Convertible debt securities (PRIDES)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 √ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**N/A**
39	Class of +securities for which quotation is sought	**N/A**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, *distribution) or interest payment* • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**N/A**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**N/A**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	**N/A**

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24/10/03
~~(Director~~/Company secretary)

Print name: S. L. DRISCOLL

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/10/2003

TIME: 15:23:36

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Unsecured Notes Trust Deed

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Shaun Driscoll

From:	ASX.Online@asx.com.au
Sent:	24 October 2003 3:24
To:	Shaun Driscoll
Subject:	VRL - ASX Online e-Lodgement - Confirmation of Release

89663.pdf (3 MB)

ASX confirms the release to the market of Doc ID: 89663 as follows:
Release Time: 24-Oct-2003 15:23:29
ASX Code: VRL
File Name: 89663.pdf
Your Announcement Title: Unsecured Notes Trust Deed

Village Roadshow Subordinated Unsecured Notes Trust Deed

Village Roadshow Limited (**Borrower**)

Permanent Trustee Company Limited (**Trustee**)

MinterEllison

LAWYERS

RIALTO TOWERS, 525 COLLINS STREET, MELBOURNE VIC 3000, DX 204 MELBOURNE
TEL: +61 3 8608 2000 FAX: +61 3 8608 1000
www.minterellison.com

141556781

MEL4_776124_4 (W97)

Village Roadshow Subordinated Unsecured Notes Trust Deed

Details

Date

26th September 2003

Parties

Name	**Village Roadshow Limited**
ABN	43 010 672 054
Short form name	**Borrower**
Notice details	1st Floor, 206 Bourke Street, Melbourne, Victoria, 3000 Attention: Finance Director (Peter Foo) and Director – Commercial & Legal (Greg Basser) Facsimile: 03 9663 6033 and 03 9654 6963

Name	**Permanent Trustee Company Limited**
ABN	21 000 000 993
Short form name	**Trustee**
Notice details	Level 3, 151 Rathdowne Street, Carlton, 3053 Attention: Stenick Silavecky

Background

A The Company proposes to have a scheme of arrangement under Part 5.1 of the Corporations Act approved by the shareholders of the Company at a meeting held as a result of an order under section 411(1) of the Corporations Act relating to A Class Preference Shares (**Scheme of Arrangement**).

B Subject to shareholder and Court approval of the Scheme of Arrangement, the Borrower wishes to issue unsecured convertible notes in accordance with the Scheme of Arrangement under this deed.

C The Trustee has agreed, on the terms and conditions contained in this deed, to act as trustee of this deed for the benefit of the holders for the time being of the Unsecured Notes.

Agreed terms

1. Defined terms & interpretation

1.1 Defined terms

In this deed capitalised terms defined in Schedule 1 have the same meaning when used in this deed, and unless the context otherwise requires:

Allotment Certificate in relation to Unsecured Notes means a document in a form determined by the Borrower specifying the person or persons to whom the Unsecured Notes are allotted (which is merely a record of allotment and is not evidence of title or ownership of the Unsecured Notes).

Business Day means:

(a) for receiving a notice under clause 28, a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the notice is sent; and

(b) for all other purposes, a day that is not a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria, Australia.

Business Hours means from 9.00am to 5.00pm on a Business Day.

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

Conditions means the conditions set out in Schedule 1 and any other conditions, as the case may be, under which Unsecured Notes are issued from time to time under this deed.

Confidential Information has the meaning set out in clause 23.4.

Controller means VRC or any person who, at the date of this deed, controls the composition of the board of directors of VRC.

Corporations Act means the *Corporations Act 2001* (Cth).

CPI means the Weighted Average of Eight Capital Cities All Groups Consumer Price Index as currently maintained and published by the Australian Bureau of Statistics (or other index agreed between the Trustee and the Borrower).

Default Notice means a notice in writing issued by the Trustee to the Company under clause 12.

Effective Date means the date on which the condition precedent set out in clause 2 is satisfied.

Event of Default means any of the events listed in clause 12.

Expert means any appropriately qualified barrister, solicitor, accountant or other expert appointed by the Trustee, the identity of which is approved by the Borrower (such approval not to be unreasonably withheld or delayed).

Jurisdiction means the State of Victoria.

Meeting Provisions means the provisions for Noteholder meetings contained in Schedule 2.

Moneys Owing means the Principal Outstanding, interest and all other moneys payable in respect of the Unsecured Notes from time to time under this deed and the Conditions.

Officer's Certificate means a certificate designated as such and signed by a director of the Borrower.

Opinion of Counsel means a written opinion of legal counsel appointed by the Trustee and reasonably acceptable to the Borrower.

Registered Address in respect of a Noteholder, means the address of the Noteholder entered in the Unsecured Note Register.

Resolution of the Noteholders means a resolution passed at a meeting duly called and held (or by postal ballot) in accordance with the provisions contained in Schedule 2 and:

(a) carried by a majority consisting of greater than 50% of the persons voting at the meeting on a show of hands;

(b) if a poll is duly demanded then by a majority consisting of the holders of Unsecured Notes representing greater than 50% of the Principal Outstanding of the Unsecured Notes held by the holders of Unsecured Notes who are present at the meeting in person, by attorney, by proxy or by representatives; or

(c) if the meeting is by postal ballot, by a majority consisting of the holders of Unsecured Notes representing greater than 50% of the Principal Outstanding of all of the Unsecured Notes.

Special Resolution means a resolution passed on a poll at a meeting duly called and convened in accordance with the Meeting Provisions by a majority consisting of Noteholders representing greater than 75% of the Principal Outstanding of all Unsecured Notes held by those Noteholders attending the meeting (in person or by proxy, attorney or representation).

Trust Deed or **Deed** includes this deed, the schedules attached to this deed, and any document or documents supplemental to this deed.

Trust means the Village Roadshow Subordinated Unsecured Notes Trust established under this deed.

Trustee means Permanent Trustee Company Limited ABN 21 000 000 993 or any successor in its capacity as trustee for the Noteholders under this deed.

Trustee Company means a body corporate eligible under section 283AC of the Corporations Act.

Trustee Related Company means a Related Body Corporate of the Trustee.

VRC means Village Roadshow Corporation Limited ABN 89 004 318 610.

1.2 Interpretation

In this deed, unless the context otherwise requires:

(a) the singular includes the plural and vice versa;

(b) words importing a gender include the other genders;

(c) other grammatical forms of defined words or phrases have corresponding meanings;

(d) a reference to a clause, part of a clause, schedule or annexure is a reference to that clause or part of a clause of or schedule or annexure to this deed;

(e) a reference to this '**deed**' includes its recitals, schedules and any annexures as it may from time to time be amended and except to the extent that the context clearly otherwise indicates includes all supplemental or collateral deeds whether or not they are expressly incorporated in such reference;

(f) a reference to a party is a reference to a party to this deed;

(g) a reference to a party to this deed includes that party's successors and permitted assigns;

(h) a reference to a document or agreement, including this deed, includes a reference to that document or agreement as novated, altered or replaced from time to time and, in the case of this deed, to any supplemental or collateral document to this deed;

(i) a reference to 'dollar', '$', '$A', or 'A$' is a reference to Australian currency;

(j) a reference to a specific time for the performance of an obligation is a reference to that time in the State or Territory where the obligation is to be performed;

(k) use of a term (including Moneys Owing) denoting subject matter which comprises more than one part or aspect includes a reference to each or any part or aspect of the subject matter;

(l) the meaning of general words is not limited by specific examples introduced by **including, for example** or similar expressions; and

(m) a reference to a group of persons is a reference to all of them collectively, to any 2 or more of them collectively and to each of them individually.

1.3 Headings and footnotes

Headings and footnotes are for reference only and do not form part of this deed.

1.4 References to statutory provisions

A reference to a statute or statutory provisions includes but is not limited to:

(a) a statute or statutory provision which amends, extends, consolidates or replaces the statute or statutory provision;

(b) a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(c) subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument.

1.5 Inconsistency with Listing Rules

This deed is to be interpreted subject to the Listing Rules and the SCH business rules and accordingly if the Borrower is included in the official list of ASX, the following clauses apply:

(a) notwithstanding anything contained in this deed, if the Listing Rules prohibit an act being done, the act shall not be done, unless provided for in the Scheme;

(b) nothing contained in this deed prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision;

(e) if the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is deemed not to contain that provision;

(f) if any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is deemed not to contain that provision to the extent of the inconsistency.

The obligations imposed by this clause are additional to those imposed by any other clause of this deed.

1.6 Place of Actions

Despite any provision of this deed or the Conditions or both:

(a) any matter or thing done or to be done by the Borrower under this deed or the Conditions or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of the Borrower in the Jurisdiction;

(b) any matter or thing done or to be done by the Trustee under this deed or the Conditions or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of the Trustee in the Jurisdiction;

(c) no matter or thing done or to be done by the Borrower or the Trustee (or either of them) under this deed or the Conditions (or both) which is in fact done by or on behalf of (including anything done by a Trustee Related Company on behalf of, or as agent of the Trustee) the Borrower or the Trustee (or either of them) in Australia but out of the Jurisdiction will by reason solely of that fact, be invalid, ineffective, void or voidable at the option of any person; and

(d) where in this deed provision is made for or reference is made to the production, surrender, lodgment or delivery of instruments of transfer or transmission of Unsecured Notes or other documents or the giving of notice in each case by Noteholders to the Borrower, the same will be deemed not to have been produced, surrendered, lodged, delivered or given to the Borrower by any Noteholder unless and until it is actually received by the Trustee, on behalf of the Borrower, at the Trustee's office in the Jurisdiction or such other place as the Borrower and the Trustee may reasonably nominate for the purposes of this clause.

1.7 Consistency with Chapter 2L

The parties agree and acknowledge that:

(a) the Unsecured Notes are debentures as defined under section 9 of the Corporations Act and constitute obligations to pay, rather than to repay, certain moneys in accordance with this deed and the Conditions (**Payment Obligations**);

(b) in order to issue the Unsecured Notes, the Borrower must enter into a trust deed which complies with section 283AB of the Corporations Act and appoint a trustee that complies with section 283AC of the Corporations Act as a result of section 283AA(1)(c) of the Corporations Act; and

(c) in the absence of ASIC policy, including exemptions or declarations under section 283GA, in relation to the interpretation of the word 'repay' in Chapter 2L of the Corporations Act, or the definition of 'borrower' in section 9 of the Corporations Act:

(i) the Payment Obligations should be regarded as obligations to repay for the purposes of satisfying the requirements for Chapter 2L of the Corporations Act only and for no other purpose; and

(ii) unless the context otherwise requires, any references to 'repay', 'repayment' or 'repayable' in this deed or the Conditions are for the purpose described in paragraph (i) only and should be interpreted as being references to 'pay', 'payment' and 'payable' respectively.

2. Condition precedent

(a) This deed (other than this clause 2) is of no force and effect unless and until an office copy of the Court order approving the Scheme of Arrangement for the purposes of section 411(4)(b) of the Corporations Act is lodged with ASIC under section 411(10) of the Corporations Act.

(b) If the condition in clause 2(a) is not satisfied on or before 31 March 2004 (or such later date as the parties agree in writing) this deed is terminated and of no further force or effect.

3. Issue

3.1 The Borrower may when provided for by the Scheme of Arrangement:

(a) issue Unsecured Notes to any person as provided for by the Scheme of Arrangement on the terms of this deed and the Conditions by registering the person as the Noteholder of the Unsecured Notes; and

(b) designate Unsecured Notes issued at different times (whether or not on the Conditions set out in Schedule 1) as different series or as part of a series already on issue.

3.2 Entitlement to an Unsecured Note is determined by inscription in the Unsecured Note Register and on such inscription, an Unsecured Note will be deemed to be issued.

3.3 Noteholders are deemed to have notice of, and be bound by, this deed and the Conditions and this deed and the Conditions are binding on the Borrower and the Trustee.

3.4 The Borrower may issue, to any person who is issued an Unsecured Note, an Allotment Certificate[1]. The Conditions are deemed to be included or endorsed on the Allotment Certificate (if any) without the need for any specific mention or words of incorporation.

4. Covenant to pay

The Borrower covenants to pay to the Trustee on behalf of Noteholders the Moneys Owing as and when due, in accordance with this deed and the Conditions, provided that the Borrower covenants to pay such amounts directly to the Noteholders if directed to do so by the Trustee or otherwise as required in this deed.

[1] Corporations Act, section 1071H(1), a borrower must within 2 months give the person to whom it has issued a debenture an appropriate document or certificate, unless that is not required by the SCH business rules.

5. Trustee

The Trustee is appointed as the trustee for the Noteholders. The Trustee agrees to hold in trust for the benefit of Noteholders:

(a) the right to enforce the Borrower's duty to pay the Moneys Owing on the Unsecured Notes on the due date for payment and to repay the Principal Outstanding on each Unsecured Note in accordance with this deed and the Conditions[2];

(b) any charge or security for repayment (if applicable)[3]; and

(c) the right to enforce any other duties that the Borrower has under the terms of the Unsecured Notes or the provisions of this deed, the Conditions or Chapter 2L of the Corporations Act[4],

and to act in the interests and for the benefit of Noteholders on the terms contained in this deed and the relevant Conditions.

6. Duration

The Trust:

(a) commences on the Effective Date and ends 80 years less one day after the date of this deed or payment in full of all Moneys Owing, whichever is the earlier; and

(b) will be known as the '**Village Roadshow Subordinated Unsecured Notes Trust**'.

7. Representations and warranties

The Borrower makes the following representations and warranties for the benefit of the Trustee and the Noteholders.

(a) (**Status**) It is a corporation duly incorporated under the laws of Australia.

(b) (**Power for business**) It has the power to own its assets and to carry on its business (if any) as now conducted or contemplated.

(c) (**Power for documents**) It has the corporate power to enter into and perform its obligations under this deed and to issue and perform its obligations under the Unsecured Notes.

(d) (**Corporate authorisations**) It has taken all necessary corporate action to authorise the entry into and performance of this deed and the issue and performance of the Unsecured Notes.

(e) (**Documents binding**) This deed is its valid and binding obligation enforceable in accordance with its terms (subject to any necessary stamping).

(f) (**Authorisations**) Each Authorisation which is required in relation to:

(i) the execution, delivery, issue and performance by it of this deed or any Unsecured Note and each transaction contemplated by those documents; or

(ii) the validity and enforceability of those documents,

[2] Corporations Act, Section 283AB(1)(a)
[3] Corporations Act, Section 283AB(1)(b)
[4] Corporations Act, Section 283AB(1)(c)

has been obtained or effected. Each is in full force and effect. It has complied with each of them. It has paid all applicable fees for each of them.

(g) **(Compliance with law)** As long as any Unsecured Notes remain outstanding under this deed, the Borrower will comply with all relevant legal requirements in relation to the Unsecured Notes, including all requirements contained in Chapter 2L of the Corporations Act which apply to the Borrower.

8. Borrower's additional reporting obligations

In addition to any matters which the Borrower is required by the Corporations Act to provide to the Trustee, or advise the Trustee of, the Borrower must, unless agreed otherwise by the Borrower and the Trustee, include the following in quarterly reports provided to the Trustee:

(a) all information in relation to the Borrower reasonably required by the Trustee to enable it to discharge its duties to Noteholders, under section 283DA of the Corporations Act;

(b) a statement confirming the insurance maintained by the Borrower in relation to the Borrower's property and assets is current and, in the Directors' opinion, is adequate and appropriate;

(c) a statement as to the number of Unsecured Notes on issue at the date of the quarterly report, and the number of Unsecured Notes which have been redeemed since the last quarterly report;

(d) confirmation that the Borrower has not breached any covenant under this deed or any of the Conditions including the covenant contained in condition 7(a) or details of any breach; and

(e) any other matter the Trustee reasonably requires be included in the quarterly reports in order to enable it to properly fulfil its duties under this deed and the law.

9. Cleared funds

If:

(a) the Borrower is for any reason obliged to repay any money paid as consideration for an Unsecured Note to be issued other than on the due date for payment; or

(b) the Borrower has issued an Unsecured Note against the receipt of uncleared funds and does not receive value for those funds,

then:

(i) the payment will be taken not to have been made;

(ii) the Unsecured Note will be void from the time of issue;

(iii) the Unsecured Note issued to that person shall be cancelled; and

(iv) the Borrower shall ensure that the Unsecured Note Register is amended to reflect such cancellation.

10. Payment of commission, brokerage etc.

The Borrower may pay a commission, procuration fee, brokerage or any other fees to any person for subscribing or underwriting the subscription of or obtaining subscription for the Unsecured Notes.

11. Purchase and cancellation of Unsecured Notes

11.1 Purchase of Unsecured Notes

The Borrower may at any time and from time to time purchase (on market or by private treaty) any of the issued Unsecured Notes.

11.2 Cancellation of Unsecured Notes

All Unsecured Notes purchased in accordance with this clause may be pre-paid, cancelled or resold at the option of the Borrower subject to compliance with all legal and regulatory requirements.

12. Event of Default

12.1 Default Notice

An Event of Default occurs if:

(a) **(creditors)** the Borrower stops payment to creditors generally or enters into an arrangement, assignment or composition with substantially all of its creditors without the consent of the Trustee (acting in accordance with a Resolution of Noteholders);

(b) **(Administrator)**

(i) an administrator (as defined in section 9 of the Corporations Act) is appointed to the Borrower; or

(ii) the Borrower, or any person on its behalf, requests the appointment of an administrator to the Borrower;

(c) **(Winding Up)**

(i) an order is made for the winding up of the Borrower; or

(ii) an effective resolution is passed for the winding up of the Borrower, except for the purpose of amalgamation or reconstruction;

(d) **(unenforceability)** a court or a relevant authority holds that this deed is void, voidable or unenforceable;

(e) **(change of control)** the composition of the Borrower's board of directors ceases for any reason to be controlled by at least one Controller without the approval of Noteholders by way of Special Resolution;

(f) **(change in A Class Preference Share rights)** the Borrower varies, cancels or modifies rights attached to A Class Preference Shares other than as provided in the Scheme of Arrangement or contemplated in the Scheme Booklet without the approval of Noteholders by way of a Special Resolution;

(g) **(no amalgamation or reconstruction)** the Borrower undertakes an amalgamation or reconstruction which has a material adverse effect on the rights of Noteholders under the

terms of this deed and the Conditions to be paid any moneys or convert any Unsecured Notes without the approval of Noteholders by way of a Special Resolution; or

(h) **(other obligations not complied with)** the Borrower does not comply with its obligations under Condition 7.

12.2 Issue of Default Notice

The Trustee must issue a Default Notice to the Borrower, declaring that the Moneys Owing are immediately due and payable, if:

(a) the Trustee has been directed to issue a Default Notice by a Resolution of the Noteholders; and

(b) at the time of issue of the Default Notice, the Event of Default is subsisting and has not been remedied.

Notwithstanding the above, the Trustee is not obliged to take any action under this clause 12.2 unless and until it has been directed to issue a Default Notice by a Resolution of the Noteholders.

12.3 Enforcement

Subject to this deed, at any time after issuing a Default Notice in accordance with this clause, the Trustee may if directed to do so by a Resolution of the Noteholders:

(a) revoke the Default Notice if the Event of Default is remedied or waived; or

(b) institute proceedings to enforce payment of the Unsecured Notes and recover any other Moneys Owing.

12.4 Compliance with Laws

Where the Event of Default is in relation to the Borrower stopping payment to creditors generally without the consent of the Trustee, the Trustee must not issue a Default Notice during such period as the Borrower is able to reasonably satisfy the Trustee that its failure or refusal to make any payment is:

(a) to comply with any fiscal or other law or regulation;

(b) to comply with the order of any court of competent jurisdiction; or

(c) caused by the failure or a technical or administrative difficulty in the banking or computer system being used by the Borrower and that failure or refusal does not continue for more than 15 Business Days,

applicable to the payment.

13. Trustee's powers

13.1 Power

Subject to limitations on the Trustee's powers, rights and duties contained in this deed, in connection with the discharge of its duties and obligations under this deed, the Trustee has within and outside Australia all the powers in relation to the trusts constituted by this deed, that it is legally possible for a natural person or corporation to have.

13.2 Duties

The Trustee must comply with its duties under the Corporations Act[5].

13.3 Action on Breach

(a) Notwithstanding anything else contained in this deed, the Trustee shall be under no obligation to notify Noteholders or convene a meeting of Noteholders in the event that it knows or suspects that an Event of Default or any breach of this deed or the Conditions has or may have occurred, or may be likely to occur.

(b) Despite any other provisions of this deed but subject to the Corporations Act, the Trustee, in relation to any breach (whether anticipatory or actual) of or default in any covenant, obligation, condition or provision under this deed by or on behalf of the Borrower:

(i) may where directed to do so by a Resolution of Noteholders waive or excuse any breach or default except the non-payment of the Principal Outstanding of any Unsecured Note on any terms or conditions;

(ii) may in its absolute discretion, despite knowledge of the Trustee of any breach or default, not take any action or proceeding against the Borrower to enforce the observance or performance of any such covenant, obligation, condition or provision (including, enforcement of the payment of the Unsecured Notes and recovery of any other Moneys Owing under this deed), unless in any such case the Trustee is indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which the Trustee may become liable as a result of such direction and all costs, charges, damages and expenses (including its rights to remuneration under this deed) which may be incurred by the Trustee in connection with such direction, action or proceedings; and

(iii) must not take any action in relation to any breach or default by the Borrower including the issuing of any notice under this deed unless it has actual knowledge of the breach or default or is advised by another person of the breach or default and is directed to take action by a Resolution of Noteholders, and until such a time the Trustee can assume that no such breach or default by the Borrower has occurred.

13.4 Delegation

(a) The Trustee, by power of attorney or otherwise, may authorise and delegate to one or more persons being:

(i) a Related Body Corporate; or

(ii) any other person whether or not being the Borrower or persons related to or associated with the Borrower,

to do anything that the Trustee may lawfully delegate, including, but not limited to, holding any trust property and executing documents on its behalf, and delegating any trusts, powers or discretions vested in the Trustee under this deed on such terms and conditions (including power to subdelegate) as the Trustee may think fit.

(b) Any person dealing with the Trustee or any delegate appointed under clause 13.4(a), is entitled to assume without further enquiry that such delegate has been duly appointed and such appointment remains in full force and effect.

---

[5] Corporations Act, Section 283DA

(c) The Trustee may act on the opinion, certificate, advice of or information obtained from any agent or delegate appointed under clause 13.4(a).

13.5 Trustee not to interfere

Subject to this deed, its general duties as trustee under statute (including the Corporations Act) and at general law, the Trustee must not interfere with the conduct of the ordinary business of the Borrower unless and until the Moneys Owing have become immediately due and payable as a result of a breach or default under this deed and the Trustee has become bound, or been duly directed by Noteholders, pursuant to the terms of this deed to enforce the same. For the avoidance of doubt, nothing in this clause restricts or precludes the Trustee's rights to remuneration in clause 14 or the Trustee's right of indemnity in clause 15.

13.6 Directions

The Trustee may apply to any court of competent jurisdiction for directions in relation to any question and assent to and approve or oppose any application to any court made by or at the instance of any Noteholder.

13.7 Experts

The Trustee may act, in accordance with the terms of this deed, on the advice or opinion or any information obtained from any barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert whether obtained by the Borrower or by the Trustee and whether or not addressed to the Trustee or expressed to be for the benefit of the Trustee.

13.8 Trustee's discretion

(a) In each circumstance under this deed where the Trustee is required or permitted to take or omit to take any action, or exercise or refrain from exercising any discretion, it is not required to take or omit to take that action or exercise or refrain from exercising that discretion unless and until it has been directed to do so by a Resolution of Noteholders. The Trustee will not be liable to any person, including any Noteholder or the Borrower, for any action taken or omitted or any discretion which the Trustee exercises or fails to exercise or the manner in which an action or discretion is or is not taken or exercised in accordance with such a Resolution where the Trustee has acted in good faith in accordance with a Resolution of Noteholders.

(b) Subject to paragraph (a), except where otherwise expressly provided for in this deed, the Trustee may determine:

(i) whether to exercise and the manner, mode and time of exercise of its powers, authorities and discretions in its absolute discretion; and

(ii) as between itself and the Noteholders all questions and matters of doubt arising in relation to this deed and every such determination made in good faith whether upon a question actually raised or implied in the acts or proceedings of the Trustee shall be conclusive and shall bind all Noteholders, unless a court of competent jurisdiction otherwise orders.

13.9 *Independent Rights*

The Trustee and any Related Body Corporate or associate of the Trustee, subject to the Corporations Act and to always acting in good faith to Noteholders may:

(a) hold Unsecured Notes, or any other Marketable Securities in the Borrower;

(b) represent or act for, or contract with, individual Noteholders;

(c) deal in any capacity with the Borrower or with any Related Body Corporate or associate of the Borrower;

(d) contract or enter into arrangements with itself acting in any capacity other than as Trustee; or

(e) act in any capacity in relation to any other trusts,

without in any such case being liable to account to any trust, the Borrower or to any Noteholder.

13.10 No Monitoring

Subject to the Trustee's obligations under the Corporations Act, the Trustee is not required to:

(a) keep itself informed as to the performance or observance by the Borrower of its obligations under this deed (or any other document to which the Borrower is a party). This includes no requirement to inspect the books or review the credit worthiness of the Borrower or investigate whether a default has occurred; or

(b) except as specifically required under this deed, furnish any notices, information, reports or accounts to a Noteholder but may in its discretion do so.

13.11 Exclusion

(a) Subject to paragraph (b), all liabilities and responsibilities which may from time to time be imposed on the Trustee at law or in equity are to the extent permitted at law or in equity and except to the extent expressly provided to the contrary in this deed are expressly waived and negatived by the Noteholders and the Borrower.

(b) Paragraph (a) does not apply to the extent prohibited by section 283DA of the Corporations Act.

13.12 Instructions

The Trustee is entitled to seek instructions from the Noteholders and in the absence of instructions the Trustee need not act.

14. Fees and expenses

14.1 Fee

(a) The Borrower must pay to the Trustee fees in respect of the Trustee's services as set out below. Fees payable by the Borrower to the Trustee are exclusive of GST.

(i) an annual fee of $45,000 per year for each year or part thereof during which any Unsecured Notes remain on issue;

(ii) a fee charged at an hourly rate of $300.00 per hour for all work done by the Trustee in connection with or arising as a consequence of the occurrence of an Event of Default or the issue of a Default Notice; and

(iii) any additional or other remuneration as may be agreed from time to time between the Trustee and the Borrower.

(b) The Trustee's annual fee under clause 14.1(a)(i) is payable half yearly in advance, the first payment being due on the Effective Date and subsequent payments thereafter being payable at six monthly intervals. After all Unsecured Notes issued under this deed have been redeemed, the Trustee will pay to the Borrower a proportion of the last six monthly payment paid to the Trustee equal to the proportion that the number of days during that six monthly period, on which no Unsecured Notes were on issue, bears to the total number of

days in that six monthly period, unless the last Unsecured Note to be redeemed is redeemed on the Maturity Date, in which case no part of the last six monthly payment will be paid by the Trustee to the Borrower.

(c) The Trustee's fees under this deed will be increased annually on the anniversary of the Effective Date in accordance with any increase in the CPI which has occurred in the preceding 12 months (but will not be reduced irrespective of any reduction in the CPI in the relevant period).

14.2 Expenses

(a) Without limiting the indemnity contained in clause 15.2(a), but subject to clause 15.2(b) the Borrower covenants that it will pay to the Trustee on demand all costs, charges and expenses whatsoever (including solicitor and client as well as party and party costs) necessarily incurred by or on behalf of the Trustee and any stamp duty, financial impost, tax or other duty or tax whatsoever which may be payable from time to time:

(i) in connection with the preparation, execution, registration, stamping and administration of this deed or review of the Scheme Booklet;

(ii) in connection with any breach in the observance or performance by the Borrower of any of the covenants, obligations, conditions and provisions of this deed or the Corporations Act;

(iii) in connection with preparations for the convening and holding of any meeting of Noteholders and the carrying out of any direction or Resolution of Noteholders;

(iv) in connection with any amendment or proposed amendment to this deed or any question relating to the construction of this deed, including the Conditions; and

(v) in connection with any costs reasonably incurred by the Trustee in carrying out its duties and obligations under this deed or the law.

(b) Without limiting the generality of anything else contained in this deed, the Trustee may, in any case where it is entitled under this deed to be paid, reimbursed or indemnified for any cost, charge or expense described in clause 14.2, require the Borrower to advance to it before that cost, charge or expense is incurred a sum sufficient to cover that cost, charge or expense,

14.3 Priority

All amounts payable to the Trustee under this clause 14 must be paid in priority to any claim by any Noteholder and will continue to be payable until the trusts of this deed are finally wound up and whether or not the trusts of this deed are in the course of administration by or under the order of any court. The Trustee may retain and pay to itself in priority to any claim by any Noteholder all such amounts out of any moneys for the time being in its hands upon the trusts of this deed.

14.4 Goods and Services Tax

If any party:

(a) reasonably decides that it is liable to pay GST on a supply that is made in connection with this deed; and

(b) certifies to the recipient of the supply that it has not priced the supply to include GST,

then the recipient of the supply agrees to pay that party an additional amount equal to the consideration payable for the supply multiplied by the prevailing GST rate.

14.5 Refund

If the actual amount of GST paid or payable by the supplier on a supply made in connection with this deed is less than the amount paid by the recipient of the supply under clause 14.4 then the supplier agrees to refund the difference to the recipient of the supply. The supplier agrees to make the refund promptly after the actual amount of GST on the supply is paid or can be fully ascertained by the supplier.

15. Trustee's indemnity

15.1 Corporations Act

The Trustee's right of indemnity and any limitation on the Trustee's liability under this deed is subject to the Corporations Act.[6]

15.2 Indemnity

(a) Subject to paragraph (b), the Trustee is entitled to be indemnified by the Borrower in respect of all fees, costs, losses, liabilities, and expenses incurred by it in the execution, administration and enforcement of the trusts of this deed or the exercise of any of the powers, authorities, discretions or duties vested in or imposed on the Trustee under this deed or by law, but this indemnity does not extend to such cost, loss, liability or expense that arises out of the Trustee's wilful default, negligence, fraud or breach of trust or any Taxes (excluding any GST) imposed on the Trustee's remuneration for its services as trustee. Any indemnity to which the Trustee is entitled under this deed is in addition to, and without prejudice to, any indemnity allowed by law or equity to trustees.

(b) The Trustee is entitled to be indemnified under clause 15.2(a) in relation to the legal fees in connection with the preparation, execution, registration and stamping of this deed and review of the Scheme Booklet up to a maximum of $10,000 only and the Borrower's covenant to pay any such fees under clause 14.2(a) is expressly limited by that fact.

15.3 Retention of Money

The Trustee may retain and pay out any moneys in its hands arising from this deed all sums necessary to give effect to the Trustee's right of indemnity under clause 15.2.

15.4 No obligation to act until receipt of funds

The Trustee is not obliged to carry out any act under this deed until such time as it is placed in funds or is indemnified to its reasonable satisfaction.

16. Trustee's liability

16.1 Limitation

Except to the extent to which the Trustee has committed a wilful default or acted negligently, fraudulently or in breach of trust and subject to the Corporations Act[7], the Trustee will not be liable to the Borrower or any Noteholder or any future Trustee or any other person:

(a) for loss caused by:

(i) the Trustee's acts or omissions in accordance with the terms of this deed in reliance on:

[6] Corporations Act, sections 283DB, 283DC.
[7] Corporations Act, sections 283DB, 283DC.

(A) the Unsecured Note Register;

(B) information or documents supplied by the Borrower or any agent of the Borrower;

(C) the authenticity of any document (including an Officer's Certificate);

(D) opinion, advice or information of any delegate of the Trustee appointed under clause 13.4, barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert instructed by the Trustee or the Borrower or any issuing house concerned with the issue of any Unsecured Notes or otherwise, including an Opinion of Counsel;

(E) acting on any instruction or direction properly given to it by the Borrower or Noteholders under this deed;

provided the Trustee has no actual knowledge to the contrary;

(F) any act, omission, neglect or default of the Borrower or any other person under or in connection with this deed or a Unsecured Note;

(G) any act or omission required by law or by any court of competent jurisdiction;

(H) any act or omission in accordance with any resolution properly passed at any duly called Meeting;

(I) any act or omission of an operator of any securities title, transfer or holding system;

(J) the Trustee validly exercising any right, power, authority or discretion under and in accordance with the terms of this deed; or

(K) any payment having been made to any fiscal authority; or

(b) for loss caused by the Trustee waiving or excusing, subject to any conditions the Trustee may think fit, any breach by the Borrower of the Borrower's obligations under this deed.

16.2 Certificate by Borrower

The Trustee is entitled to:

(a) accept and rely upon an Officer's Certificate as to any fact or matter as conclusive evidence of it and a like certificate to the effect that any particular dealing or transaction or step or thing is in the opinion of the person so certifying commercially desirable and not detrimental to the interests of the Noteholders as conclusive evidence that it is so;

(b) accept, rely upon and act upon any information, statement, certificate, report, balance sheet or account supplied by the Borrower or any duly authorised officer of the Borrower; and

(c) accept, rely upon and act upon the statements and opinions contained in any statement, certificate, report, balance sheet or account given pursuant to the provisions of this deed as conclusive evidence of the contents of it.

The Trustee is not bound to call for further evidence other than such certificate, statement, report, balance sheet or account nor to enquire as to the accuracy thereof and is not responsible for any loss or damage that may be occasioned by its relying thereon.

16.3 Evidence of claims

The Trustee will be entitled and is authorised by the Borrower to call for (and will be entitled to accept as conclusive evidence thereof) a certificate from any receiver, trustee, administrator or liquidator of the Borrower as to:

(a) the amounts of the claims of the creditors which have been admitted in any liquidation, dissolution or other winding up and which will not have been satisfied in full out of the other resources of the Borrower; and

(b) the persons entitled thereto and their respective entitlements.

Any such certificate given by any such receiver, trustee, administrator or liquidator of the Borrower will be conclusive and binding on the Trustee and all Noteholders.

16.4 Not bound to give notice

The Trustee is not bound to give notice to any person of the execution of this deed and the Trustee is not bound to take any steps to ascertain whether any event has happened (despite the Trustee's knowledge of such event) upon the happening of which the Unsecured Notes become immediately payable.

16.5 No monitoring obligation

Notwithstanding any other provisions of the deed, but subject to the Trustee's obligations under the Corporations Act[8], the Borrower acknowledges that the Trustee has no obligation to monitor compliance by the Borrower of its covenants and obligations under this deed or any other activities or status of the Borrower whatsoever.

16.6 Trustee Capacity

(a) The Trustee's duties and obligations to Noteholders are owed to Noteholders only in their capacity as Noteholders.

(b) The Trustee enters into this deed only in its capacity as trustee of the Trust and in no other capacity. A liability arising under or in connection with this deed can be enforced against the Trustee only to the extent to which the Trustee is entitled to be and is in fact indemnified for that liability out of the property of the Trust. This limitation of the Trustee's liability applies despite any other provision of this deed and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed.

(c) Neither the Borrower nor any Noteholder may sue the Trustee personally or seek the appointment of a liquidator, receiver, administrator or similar person to the Trustee or prove in any liquidation, administration or arrangements of or affecting the Trustee.

(d) The provisions of this clause shall not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under this deed or by operation of law there is a reduction in the extent of the Trustee's indemnification out of the assets of the Trust, as a result of the Trustee's fraud, negligence or breach of trust.

16.7 Knowledge of the Trustee

(a) The Trustee will only be considered to have knowledge or awareness of, or notice of a thing, or grounds to believe anything, by virtue of the officers of the Trustee having day to day responsibility for the administration of this Trust having actual knowledge, actual awareness or actual notice of that thing, or grounds or reason to believe that thing (and

[8] Corporations Act, section 283DB.

similar references will be interpreted in this way). In addition, notice, knowledge or awareness of a default or breach of this deed means notice, knowledge or awareness of the events or circumstances constituting the default or breach and that those events or circumstances do constitute an event of default.

(b) Without limiting the generality of the above, the Trustee will be taken not to have knowledge of the occurrence of default or breach unless the Trustee has received written notice that the default or breach has occurred and describing it.

17. Retirement and removal of trustee

17.1 Retirement

Subject to compliance with the relevant statutory requirements for the time being, the Trustee may retire (without giving any reason for its retirement) at any time upon giving not less than 60 days' notice (or such other period as the Trustee and the Borrower may agree) in writing to the Borrower of its intention to do so.

17.2 Appointment of new Trustee

(a) Subject to paragraph (b), the power to appoint a new Trustee (which new Trustee must be a Trustee Company) is vested in the Borrower.

(b) Subject to the Corporations Act, if after 60 days (or such other period as the Trustee and the Borrower may agree) after the Trustee has given notice in writing to the Borrower of its desire to retire a new Trustee has not been appointed, the retiring Trustee may appoint a Trustee Company as the new Trustee and any such appointment will be effective without the approval of the Borrower or the Noteholders being required but the Trustee may, in lieu of exercising the power conferred by this clause, call a Meeting for the purpose of appointing by the passing of a Resolution of the Noteholders a person nominated either by the Trustee or by any Noteholder as the new Trustee.

17.3 Retirement not to take effect until new Trustee appointed

Notwithstanding anything contained in this clause the Trustee covenants that the retirement of the Trustee pursuant to this clause will not take effect unless and until a new trustee (being a Trustee Company) has been appointed, and the Trustee hereby declares that this covenant is intended for the benefit of the Noteholders.[9]

17.4 Removal of Trustee

Subject to compliance with the relevant statutory requirements for the time being:

(a) where the Borrower reasonably forms the view that the Trustee:

(i) is in material breach of any of its obligations under this deed and:

(A) the breach is not capable of remedy; or

(B) the breach is capable of remedy and has not been remedied within 10 Business Days after receiving written notice of the default from the Borrower requiring that the default be remedied; or

(ii) has committed a wilful default or acted negligently, fraudulently, or otherwise in breach of trust in relation to any matter under this deed,

[9] Corporations Act, section 283AD.

the Borrower may by 30 days notice to the Trustee; or

(b) the Noteholders may at any time by Resolution of the Noteholders,

remove the Trustee and appoint a new Trustee in accordance with the provisions of this deed.

17.5 Release

By force of this clause 17.5, when the Trustee retires or is removed, the Trustee is, to the extent permitted by law, discharged and released from its obligations covenants and liabilities under this deed arising after the date it retires or is removed. The Borrower must then, if required by the Trustee, execute a confirmation of release in favour of the Trustee in a form and substance acceptable to the Trustee (including, without limitation, that the provisions in this deed in relation to the indemnity given by the Borrower to the Trustee for any cost, charge, expense, loss and liability will apply even after the date of release if the action, omission or event giving rise to such cost, charge, expense, loss or liability occurred prior to the date of release but only to the extent that such cost, charge, expense, loss and liability is not attributable to the Trustee's wilful default, fraud, negligence or breach of trust).

18. Registers

18.1 Unsecured Note Register

On issue of the Unsecured Notes, the Borrower will establish and maintain, or cause to be established and maintained, in the Jurisdiction an Unsecured Note Register. The Borrower may delegate to attorneys or agents such powers, authorities and discretions in relation to any Unsecured Note Register as it may properly so delegate.

18.2 Registered owners

The persons whose names are inscribed in the Unsecured Note Register as the registered owners of the Unsecured Notes from time to time will be treated by the Borrower and the Trustee as the absolute owners of such Unsecured Notes for all purposes.

18.3 No notice of any trust

Except as provided by statute or as required by an order of a court of competent jurisdiction, no notice of any trust (whether express, implied or constructive or other interest) may be entered in the Unsecured Note Register in respect of an Unsecured Note and neither the Borrower nor the Trustee is obliged to recognise any trust.

18.4 Inscription conclusive

In the absence of evidence to the contrary, each inscription in the Unsecured Note Register[10] in respect of an Unsecured Note constitutes:

(a) sufficient and conclusive evidence to all persons and for all purposes that the person whose name is so inscribed, is the registered owner of the Unsecured Note; and

(b) an unconditional and irrevocable undertaking and promise by the Borrower to the person whose name is so inscribed that, for value received, the Borrower will make all payments of Moneys Owing in respect of the Unsecured Note in accordance with the deed.

[10] Corporations Act, section 176.

18.5 Particulars

In the Unsecured Note Register there will be entered the names and addresses of Noteholders, the amount of the Unsecured Notes held by each Noteholder and such other particulars as the Trustee requires or the Borrower thinks fit and are required by the Corporations Act.[11]

18.6 Closure of Unsecured Note Register

Subject to the Listing Rules, the Borrower may from time to time close any relevant Unsecured Note Register for any period or periods not exceeding in total in any one year the maximum period for the time being permitted by law or 30 days, whichever is the lesser period.

18.7 Change of details

Any change of the name or address of a Noteholder must be notified immediately by the Noteholder in writing to the Borrower accompanied, in the case of a change of name, by any evidence the Borrower requires and the Unsecured Note Register will be altered accordingly.

18.8 Situs

The property in the Unsecured Notes will for all purposes be regarded as situated at the place where the Unsecured Note Register is for the time being is situated and not elsewhere.

18.9 Copy to the Trustee

The Borrower will give, or cause to be given to the Trustee a complete copy of the Unsecured Note Register within 2 Business Days after the Trustee so requests.

18.10 Manifest error

The making of, or giving effect to, a manifest error in an inscription in the Unsecured Note Register will not avoid the constitution, issue or transfer of a Unsecured Note. The Borrower must correct or cause to be corrected any manifest error of which it becomes aware.

18.11 No certificate

No certificate or other evidence of title shall be issued by or on behalf of the Borrower to evidence title to an Unsecured Note unless the Borrower determines that certificates should be made available or that it is required to do so pursuant to any applicable law or regulation.

19. Joint Noteholders

(a) Subject to paragraph (c), if more than one person is the holder of a Unsecured Note, the address of only one of them will be entered on the Unsecured Note Register. If more than one address is notified to the Borrower, the address recorded in the Unsecured Note Register will be the address of the Noteholder whose name first appears in the Unsecured Note Register.

(b) If several persons are entered in the Unsecured Note Register as joint Noteholders in respect of an Unsecured Note the receipt by any one of such persons for the payment or satisfaction of any principal or interest from time to time payable or repayable to the joint Noteholders will be as effective a discharge to the Borrower as if the person accepting the payment were a sole Noteholder in respect of that Unsecured Note.

(c) The Borrower will not be bound to register more than three persons as the joint holders of any Unsecured Notes.

[11] Corporations Act, Section 171

(d) An Unsecured Note registered in the name of more than one person is held by those persons as joint tenants.

(e) All of the joint Noteholders in respect of any Unsecured Note must join in any transfer of the relevant Unsecured Note.

20. Deceased Noteholders

(a) The legal personal representatives of a deceased Noteholder (not being one of joint Noteholders) will be the only persons recognised by the Borrower as having any title to that Noteholder's Unsecured Notes. Any person becoming entitled to Unsecured Notes in consequence of the death or liquidation of any Noteholder may, on producing such evidence of that person's title as the Borrower, think sufficient, be registered himself as the holder of the Unsecured Notes or, subject to the Conditions, may transfer those Unsecured Notes. The Borrower will be at liberty to retain the principal and interest and any other moneys payable in respect of any Unsecured Notes which any person under this clause is entitled to or to transfer until such person is registered or has duly transferred the Unsecured Notes in accordance with this clause. Nothing in this clause will prejudice the rights of any such person to vote in respect of that Unsecured Note at any meeting or on a poll.

(b) In the case of the death of any one of joint Noteholders, the survivors will be the only persons recognised by the Borrower as having any title to or interest in the Unsecured Notes registered in their names jointly.

21. Meetings of Noteholders

21.1 Meetings of Noteholders

The Trustee or the Borrower may call a Meeting of Noteholders in the manner as provided in the Meeting Provisions and the meetings shall be conducted in accordance with the Meeting Provisions.

21.2 Resolutions of Noteholders

By a Resolution of the Noteholders, Noteholders may:

(a) give directions to the Trustee as to; or

(b) authorise, ratify or confirm anything done or not done by the Trustee in respect of,

the performance or exercise of any of the duties, rights, powers and remedies of the Trustee under or relating to this deed or the Unsecured Notes, or any other instrument to which the Trustee is or becomes a party in the capacity of Trustee under this deed.

22. Alteration of deed

22.1 Trustee and Borrower's power to amend

Subject to clause 22.2, at any time and from time to time the Borrower and the Trustee may jointly modify, alter, cancel, amend or add to all or any of this deed (which, for the avoidance of doubt includes this clause, the Conditions (including those of existing Unsecured Notes) and any one or more of the schedules to this deed), if such amendment is in writing and if:

(a) the Borrower and the Trustee are each of the opinion such modification, alteration, cancellation, amendment or addition is:

(i) of a formal or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling the Unsecured Notes to be listed for quotation or to retain listing on any financial market or to be offered for, or subscription for, sale under the laws for the time being in force in any place and is otherwise not considered by the Trustee to be materially prejudicial to the interests of Noteholders as a whole;

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority; or

(v) to evidence the succession of another person to the Borrower and the assumption by any such successor of the covenants and obligations of the Borrower in this deed;

(b) except as provided in paragraphs (c) and (d), such modification, alteration, cancellation, amendment or addition is authorised by a Resolution of the Noteholders passed at a meeting (including a meeting held by way of postal ballot) of Noteholders held pursuant to the Meeting Provisions;

(c) a clause provides for Noteholders to give a direction to the Trustee by a Special Resolution, then that clause may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition;

(d) the Meeting Provisions are to be modified, altered, cancelled, amended or added to and neither paragraphs (a) or (f) apply, then the Meeting Provisions may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition;

(e) in the opinion of an Expert, it is necessary or advisable:

(i) following the introduction of, or any amendment to, clarification of, or change (including any announced prospective change) in, any law or regulation of the Commonwealth of Australia or an announcement, action or decision or a proposal to introduce, amend, clarify or change any such law or regulation or any official administrative pronouncement or action or judicial decision interpreting or applying any such law or regulation which is likely to deny the Borrower a tax deduction for any interest paid or due and payable under the Unsecured Note; and

(ii) in order to ensure that the Borrower is, and will continue to be, allowed a tax deduction for any interest paid or due and payable by the Borrower under the Unsecured Notes,

and which the Borrower and the Trustee agree; or

(f) generally in any case where such modification, alteration, cancellation, amendment or addition is considered by the Trustee and the Borrower not to be materially prejudicial to the interests of Noteholders as a whole.

22.2 No power to extend Trust's duration

The Trustee and the Borrower may not modify, alter, cancel, amend or add to all or any of this deed under clause 22.1, if the effect of doing so would extend the duration of the Trust set out in clause 6.

23. Confidentiality

23.1 Duty of confidentiality

The Trustee has no duty or obligation to provide any Noteholder with any financial information relating to the Borrower.

23.2 Exceptions

The Trustee must keep confidential all Confidential Information of the Borrower except:

(a) as (but only to the extent) required by this deed or in connection with any obligation, duty or power of the Trustee under this deed;

(b) as (but only to the extent) required by law or any judicial or regulatory authority or body;

(c) to those officers, employees, delegates and professional advisers of the Trustee to whom the Trustee considers (acting reasonably) is reasonably necessary to reveal the information or any part of it;

(d) to a person approved in writing by the Borrower (such approval to be given or withheld in the Borrowers' absolute discretion or on such conditions as it deems fit);

(e) to the extent it becomes generally known or available to the public other than by breach of this deed; or

(f) to the extent that the Trustee has obtained the information or material from a third party entitled to possess, and disclose to the Trustee, that information and material.

23.3 Confidentiality undertaking

The Trustee agrees to use its best endeavours to ensure that every person to whom it provides Confidential Information under this clause gives and performs obligations under a confidentiality undertaking in the same terms as this clause.

23.4 Meaning of Confidential Information

In this clause, '**Confidential Information**' means all information and other material provided to or obtained by the Trustee, a delegate or any officer, employee, professional adviser or other consultant of the Trustee under, in connection with or related to this deed or any obligation, duty or power of the Trustee under this deed.

24. Validity

24.1 Validity of Unsecured Notes issued

Despite any breach of or non-compliance by the Borrower, with any of the provisions of this deed, all Unsecured Notes issued under this deed will as between:

(a) the relevant Noteholder and the Borrower;

(b) the relevant Noteholder and the Trustee;

(c) the relevant Noteholder and any receiver, trustee or liquidator of the Borrower; and

(d) the relevant Noteholder and all other Noteholders,

be deemed to have been validly issued under this deed.

24.2 Continuing obligations

Nothing in this clause 24 will exonerate or relieve or be deemed to exonerate or relieve the Borrower or the Trustee from any of their respective covenants, liabilities and obligations under this deed.

25. Discharge and release

By force of this clause the Borrower will immediately be discharged and released from its liabilities, obligations and covenants under this deed:

(a) on all Moneys Owing being paid in full or otherwise redeemed, converted or satisfied (as to which the Trustee may accept as conclusive an Officer's Certificate);

(b) on the Borrower furnishing to the Trustee a statement in writing that it does not intend to, and will not, create any Unsecured Notes in the future; and

(c) on payment of all fees, costs, charges and expenses properly incurred by the Trustee.

The Trustee must then, if required by the Borrower, execute a confirmation of release in favour of the Borrower and terminate the Trust and the Trust will terminate on such a release being given.

On the Trust being terminated, the Trustee is entitled to be indemnified by the Borrower in respect of all fees, costs, losses, liabilities and expenses reasonably and properly incurred by it in respect of an event which occurred prior to the date of termination (other than such cost, loss, liability or expense to the extent that it arises out of the Trustee's negligence, fraud or breach of trust).

26. No recourse against others

No recourse shall be had for the payment of the principal of or interest on any of the Unsecured Notes or for any claim based thereon or otherwise in respect thereof, and no recourse shall be had under or upon any obligation, covenant or agreement of the Borrower in this deed or in any of the Unsecured Notes, or because of the creation of any indebtedness represented thereby, against any shareholder, partner, officer, director, employee or controlling person of the Borrower. Each holder of Unsecured Notes by accepting an Unsecured Note waives and releases all such liability, and such waiver and release is part of the consideration for the issuance of the Unsecured Notes.

27. Untraceable Noteholders

Subject to applicable law and the Listing Rules, where the Borrower has made reasonable efforts to locate a Noteholder but is unable to do so, and monies payable to the Noteholder have not been claimed by the Noteholder or any legal personal representative of the Noteholder for a period of 6 years after first becoming payable, those monies shall be paid by the Trustee to the Borrower, if the Trustee has actual possession and control of such moneys, and shall become the property of the Borrower. The Trustee is not liable to any Noteholder for any moneys paid to the Borrower in accordance with this clause.

28. Notices and other communications

28.1 Service of notices

A notice, demand, consent, approval or communication under this deed (**Notice**) must be:

(a) in writing, in English and signed by a person duly authorised by the sender; and

(b) in relation to a Notice to be delivered to:

(i) the Borrower or the Trustee – hand delivered or sent by prepaid post or facsimile to the recipient's address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender; and

(ii) a Noteholder – hand delivered or sent by prepaid post to the address of the Noteholder recorded in the Unsecured Note Register.

28.2 Effective on receipt

A Notice given in accordance with clause 28.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a) if hand delivered, on delivery;

(b) if sent by prepaid post, on the second Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice,

but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

28.3 Joint notice

A notice given to any one of any joint Noteholders is sufficient notice to all of those joint Noteholders.

29. Service of process

Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 28.

30. Invalid or unenforceable provisions

Any provision of this deed which is invalid or unenforceable in any jurisdiction will as to that jurisdiction only be read down or severed to the extent of that invalidity or unenforceability provided that the remaining provisions of this deed are properly and effectively self-sustaining and capable of separate enforcement without regard to the read down or severed provision in that jurisdiction. Such remaining provisions continue to be valid and enforceable in accordance with their terms.

31. Applicable law

This deed is governed by and is to be construed in accordance with the laws of the Jurisdiction. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Jurisdiction and Courts entitled to hear appeals from these Courts. The Borrower and each Noteholder waives any right they have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

Schedule 1 - Terms of issue of Subordinated Convertible Unsecured Notes

1. Definitions and interpretation

1.1 Definitions

In these Conditions:

administrator in relation to the Company includes an administrator of a deed of company arrangement executed by the Company.

A Class Preference Shares means fully paid A class preference shares in the Company issued on the terms and conditions set out in the Constitution and their terms of issue set out in section 12 of the Scheme Booklet.

Amortised Amount in relation to an Unsecured Note means, at any given time, the total of all amounts paid by the Company under condition 3(b) in relation to the Unsecured Note.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532 or any successor body and, where the case requires, includes an agent appointed by that company or successor.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691 or any successor body.

ASX Business Rules means the business rules of ASX as amended or replaced from time to time.

Authorisation has the meaning set out in condition 12.2.

Business Day has the meaning given in the Listing Rules.

Company means Village Roadshow Limited ABN 43 010 672 054.

Conditions means these Conditions.

Constitution means the constitution from time to time of the Company.

Conversion Date means in relation to an Unsecured Note the date on which the Note is converted in accordance with these Conditions.

Conversion Event means any of the events listed in condition 5.5.

Conversion Notice means a notice from a Noteholder requiring the Company to convert the Noteholder's Unsecured Notes into A Class Preference Shares in such a form as the Directors may from time to time approve.

Conversion Ratio means the ratio set out in condition 5.6.

Default Rate means 15% per annum.

Directors means the directors of the Company from time to time.

Disputed Debt means a debt which a secured, unsecured or other subordinated creditor of the Company claims is payable by the Company to it where the Company is diligently contesting the debt in good faith and in accordance with proper procedures and laws.

Event Conversion Right means a Noteholder's right to convert their Unsecured Notes into A Class Preference Shares in accordance with condition 5.1.

External Administrator means an administrator, receiver, receiver and manager, trustee, provisional liquidator, liquidator or any other person (however described) holding or appointed to an analogous office or acting or purporting to act in an analogous capacity.

Force Majeure Event means an event described in condition 15.1.

Governmental Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

GST has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) as amended from time to time.

Holding Lock means a mechanism arranged or approved by the Company, and administered, by or on behalf of the Company that prevents Unsecured Notes from being disposed of by a Noteholder during the Trading Lock Period applicable to those Unsecured Notes, and includes a 'holding lock' under the Listing Rules.

Income Tax means any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Governmental Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed in respect of the above.

Interest Payment Date means in relation to an Unsecured Note:

(a) the date 6 months after the Issue Date and each anniversary of that date while the Note is outstanding;

(b) each anniversary of the Issue Date while the Unsecured Note is outstanding, including the Maturity Date;

(c) if the Unsecured Note is the subject of a Conversion Notice - the Conversion Date; and

(d) if the Unsecured Note is purchased by the Company - the date on which the Unsecured Note is purchased by the Company.

Interest Rate means 10% per annum as adjusted in accordance with these Conditions.

Issue Date means the date on which the Company issues the Unsecured Notes.

Issue Price means, in relation to an Unsecured Note, $1.00.

Junior Debt means the Moneys Owing other than the Unsubordinated Note Debt.

Listing Rules means the official listing rules of the ASX and any other rules of the ASX which are applicable while any Unsecured Notes are quoted on the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Marketable Securities has the same meaning as the expression 'marketable securities' in section 9 of the Corporations Act.

Maturity Date means the third anniversary of the Issue Date for those Unsecured Notes which have not been converted or redeemed prior to that date.

Noteholder means the holder of an Unsecured Note as recorded in the Unsecured Note Register.

Ordinary Shares means fully paid ordinary shares in the Company.

Overdue Interest Amount in relation to an Unsecured Note the subject of a Conversion Notice means all amounts of interest due and payable but not yet paid on the Unsecured Note as at the Conversion Date as adjusted under condition 5.2.

Principal Outstanding in relation to an Unsecured Note means at any time the Issue Price less the Amortised Amount in relation to the Unsecured Note at that time.

Proper ASTC Transfer has the meaning given in Corporations Regulation 1.0.02.

Redemption Amount means in relation to an Unsecured Note on the Redemption Date:

(a) the Principal Outstanding; plus

(b) any interest (including any Overdue Interest Amount) that is accrued but unpaid as at the Redemption Date.

Redemption Date in relation to Unsecured Note means the earlier of:

(a) its Conversion Date (if any); and

(b) the Maturity Date.

Related Body Corporate of a body corporate means another body corporate which is related to the first within the meaning of section 50 of the Corporations Act.

Scheme of Arrangement means the scheme of arrangement between the Company and the class of its members comprising A Class Preference Shareholders under Part 5.1 of the Corporations Act to be approved by A Class Preference Shareholders of the Company at a meeting held as a result of an order of the Court under section 411(1) of the Corporations Act relating to A Class Preference Shares on or about 3 November 2003.

Scheme Booklet means the scheme booklet relating to, among other things, the Scheme of Arrangement to be issued by the Company for the purposes of a shareholders meeting to approve a buy-back of A Class Preference Shares and a shareholders' meeting held as a result of an order of the Court under section 411(1) of the Corporations Act in relation to the Scheme of Arrangement.

Securities includes shares, debentures, debenture stock, notes and any option or right to subscribe for the same.

Security Interest means a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.

Senior Creditor has the meaning set out in condition 8.5(b).

Senior Debt has the meaning set out in condition 8.5(b).

Shares means shares in the Company including without limitation Ordinary Shares and A Class Preference Shares.

SCH Business Rules means the operating rules of ASTC, currently known as the SCH Business Rules, as amended or replaced from time to time.

Subordination means the debt subordination effected by condition 8.5.

Tax means:

(a) a tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding;

(b) income, stamp or transaction duty, tax or charge; or

(c) GST,

which is assessed, levied, imposed or collected by, or payable to, a Governmental Agency (excluding Income Tax other than interest withholding tax) and includes, but is not limited to,

interest, fines, penalties, charges, fees or other amounts imposed on or in respect of any of the above.

Tax Act means:

(a) the *Income Tax Assessment Act* 1936 or the *Income Tax Assessment Act* 1997, as the case may be, as amended;

(b) any other Act setting the rate of income tax payable; and

(c) any regulation promulgated thereunder.

Trading Lock Period means in relation to an Unsecured Note, the period from the date of any Conversion Notice concerning the Note until the Unsecured Note's Conversion Date.

Trust Deed means the Village Roadshow Subordinated Unsecured Notes Trust Deed of which these Conditions form a part, dated on or about 26 September 2003 between the Company and the Trustee.

Trustee means Permanent Trustee Company Limited ABN 21 000 000 993, the trustee for the Noteholders under the Trust Deed or any replacement trustee under the Trust Deed.

Unsecured Note means a subordinated unsecured note convertible into a fully paid A Class Preference Share and issued in accordance with these Conditions and the provisions of the Trust Deed.

Unsecured Note Certificate means a certificate in respect of Unsecured Notes.

Unsecured Note Register means the register of Noteholders and, where appropriate, includes:

(a) a sub-register conducted by or for the Company pursuant to the Corporations Act, Listing Rules or SCH Business Rules; and

(b) any branch register.

Unsecured Note Registry means the place where the Unsecured Note Register is kept, which at the date of the Trust Deed, is Computershare Investor Services Pty Ltd ABN 48 078 279 277 unless otherwise determined by the Company by notice in writing to the Trustee.

Unsubordinated Note Debt means any interest payable to Noteholders under the Trust Deed or these Conditions which has been due and payable and unpaid for more than 30 Business Days.

Winding Up includes:

(a) dissolution, liquidation, provisional liquidation and bankruptcy; and

(b) any analogous or equivalent procedure in any jurisdiction.

1.2 Interpretation

(a) Unless the context otherwise requires, these Conditions shall be interpreted in accordance with the Trust Deed, and any terms defined in the Trust deed shall have the same meanings when used in these Conditions.

(b) If an Interest Payment Date, Conversion Date or Maturity Date falls on a day which is not a Business Day, the time for performing any acts to be done on that day will be extended to the next succeeding Business Day subject to paragraph 2 of Appendix 6A to the Listing Rules.

2. Issue of notes and interest

2.1 Issue of Unsecured Notes

(a) The Company may issue Unsecured Notes at the Issue Price through the application of part of the consideration to be provided under the Scheme of Arrangement to holders of A Class Preference Shares for agreeing to have their A Class Preference Shares bought back and cancelled in accordance with the Scheme of Arrangement or the transactions contemplated by the Scheme Booklet.

(b) On their issue in accordance with paragraph (a), the Unsecured Notes will be taken to have been paid for in full.

2.2 Interest

(a) The Company must pay interest in Australian dollars on the Principal Outstanding of each Unsecured Note at the Interest Rate.

(b) Interest will accrue daily on each Unsecured Note on the basis of a 365 day year from the Issue Date until the earliest of:

(i) the Maturity Date;

(ii) the date on which the Unsecured Note is purchased by the Company; and

(iii) the date on which the holder of the Note issues a Conversion Notice,

in accordance with these Conditions and will be due and payable in arrears on each Interest Payment Date.

(c) The first interest payment will be due on the first Interest Payment Date after the Issue Date in respect of the period commencing on the day after the Issue Date and ending on the first Interest Payment Date after the Issue Date. Thereafter, interest will be computed in respect of the period commencing on the day after each Interest Payment Date and ending on the next Interest Payment Date (inclusive).

(d) Each Noteholder agrees and acknowledges that, by giving a Conversion Notice to the Company in relation to one or more Unsecured Notes:

(i) it directs the Company to take the Overdue Interest Amount as adjusted under condition 5.2 into account in determining the Conversion Ratio in accordance with condition 5.6 in relation to those Unsecured Notes; and

(ii) the subsequent conversion of those Unsecured Notes will constitute full and final satisfaction of the Company's obligations to pay the Overdue Interest Amount in relation to each of these Unsecured Notes and the obligations of the Company to the Noteholder in relation to payments of interest on those Unsecured Notes will cease.

(e) The record date to identify the Noteholder entitled to receive an interest payment due on the Interest Payment Date will be 7 days before the Interest Payment Date unless the Listing Rules require otherwise.

2.3 Default interest rate

If a Conversion Event described in condition 5.5(a) occurs:

(a) the Interest Rate will increase to the Default Rate for the period commencing on the date on which the Conversion Event occurs, and ending on the date when no Unsecured Notes remain outstanding; and

(b) the Company must immediately on demand pay to a Noteholder any Unsubordinated Note Debt payable by the Company under these Conditions in relation to the Noteholder's Unsecured Notes.

2.4 Compounding of overdue interest

Any interest payable under these Conditions which is due and payable but that has not been paid will compound at intervals of 6 months after it became due and payable at the Default Rate until paid.

3. Amortisation

(a) On each of the first and second anniversaries of the Issue Date, the Principal Outstanding in relation to each outstanding Unsecured Note will be reduced by $0.33.

(b) Within 14 days of each of the first and second anniversaries of the Issue Date, the Company must pay to each person registered as the holder of Unsecured Notes at 7.00pm on the relevant anniversary, $0.33 in respect of each Unsecured Note so held by that holder.

4. Redemption

If an Unsecured Note has not otherwise been redeemed (whether on conversion or otherwise) or purchased by the Company in accordance with these Conditions or the Trust Deed, each Unsecured Note will be redeemed by the Company on the Maturity Date by payment in Australian dollars to the Noteholder of the Redemption Amount.

5. Conversion

5.1 Conversion Right

(a) Subject to these Conditions, a Noteholder has the right to convert all of its Unsecured Notes into A Class Preference Shares, calculated in accordance with paragraph (b), by delivering a Conversion Notice to the Unsecured Note Registry during the 15 Business Days after the date on which a Conversion Event occurs.

(b) The number of A Class Preference Shares to be issued on conversion of a Noteholders' Unsecured Notes under this condition 5, is equal to the sum of the products of each Unsecured Note held by the Noteholder multiplied by its Conversion Ratio. Where the total number of A Class Preference Shares to be issued to a holder on conversion includes a fraction, that fraction will be disregarded.

5.2 Overdue Interest Amount adjustment

On the Conversion Date, the Overdue Interest Amount (if any) in relation to any Unsecured Note to be converted on that date will be recalculated as if, for the period before the date on which the Conversion Event occurred and in relation to which interest on the Unsecured Note remains due and payable but unpaid, the Interest Rate was the Default Rate.

5.3 Conversion Notices

(a) The Company will, on request by a Noteholder to the Unsecured Note Registry, procure that the Noteholder is sent a pro forma Conversion Notice.

(b) A Conversion Notice cannot be withdrawn without the consent in writing of the Company.

5.4 Method of conversion

(a) On receipt of a Conversion Notice from a Noteholder:

(i) the Company will redeem each of the Noteholders' Unsecured Notes for the Redemption Amount on the date 20 Business Days after the date on which the relevant Conversion Event occurred;

(ii) the holder of the Unsecured Notes the subject of the Conversion Notice irrevocably and unconditionally directs the Company to apply the Redemption Amount on the Conversion date, to apply for the number of A Class Preference Shares to which the Noteholder is entitled under condition 5.1 (as adjusted in accordance with these Conditions); and

(iii) the Noteholder agrees to acquire those A Class Preference Shares and to be bound by the Constitution.

(b) The Company will within 3 Business Days following the Conversion Date issue A Class Preference Shares in respect of converted Unsecured Notes. Any such issue will have effect and be deemed to have been made on the Conversion Date. Each of the A Class Preference Shares issued on the conversion of Unsecured Notes will be in the same class as the A Class Preference Shares bought back as provided by the buy back described in the Scheme Booklet and the Scheme of Arrangement and will be taken to have a par value of $0.50.

(c) Each Noteholder who gives a Conversion Notice acknowledges and agrees that a reference in the Constitution to a right to a return of capital on an A Class Preference Share is a reference to a right to a return of capital of a value equal to the amount paid in respect of the Share's par value as stated in paragraph (b).

(d) The issue of A Class Preference Shares as a result of the conversion of Unsecured Notes will be treated for all purposes as full repayment of the Redemption Amount payable with respect to such Unsecured Notes and the obligations of the Company to the Noteholder in relation to the Unsecured Notes will immediately cease.

5.5 Conversion Event

(a) Subject to paragraph (b), condition 8.1 and condition 15, a Conversion Event occurs if the Company does not pay:

(i) any interest payable under these Conditions - within 30 Business Days of it being due for payment; or

(ii) any moneys or amounts forming part of the Principal Outstanding (including any amount payable under condition 3(a)) - when due for payment.

(b) If the Company's failure or refusal to pay any interest payable under these Conditions or any moneys or amounts forming part of the Principal Outstanding (including any amount payable under condition 3(a)) is:

(i) to comply with any fiscal or other law or regulation;

(ii) to comply with the order of any court of competent jurisdiction;

(iii) caused by the failure or a technical or administrative difficulty in the banking or computer system being used by the Company and that failure or refusal does not continue for more than 15 Business Days; or

(iv) caused by any oversight or administrative error on the part of the Company, its officers, employees, or agents or on the part of any person or contractor employed,

appointed or engaged by the Company **PROVIDED THAT**, if the oversight or error is brought to the Company's attention by the relevant Noteholder by notice in writing to the Company the oversight or error is rectified to the Company's reasonable satisfaction within 60 Business Days after receipt of the Noteholder's notice,

such failure or refusal is not a Conversion Event.

5.6 Conversion Ratio

The Conversion Ratio in relation to an Unsecured Note at any given time is the Redemption Amount of the Unsecured Note divided by $1.00.

6. Restriction on transfer and encumbrance after conversion notice

6.1 Trading prohibition

For the duration of the Trading Lock Period applicable to Unsecured Notes held by a Noteholder, the Unsecured Notes must not be transferred and the Participant must not dispose of (or agree to dispose of), or grant a Security Interest over, those Unsecured Notes or any interest in those Unsecured Notes.

6.2 Holding Lock

For the duration of the Trading Lock Period applicable to Unsecured Notes held by a Noteholder, the Company (or its agent) will apply a Holding Lock to those Unsecured Notes and the Company may take any other steps that it considers necessary or appropriate to enforce and give effect to the restrictions under condition 6.1.

6.3 Noteholder's undertaking

Each Noteholder:

(a) irrevocably authorises the Company (or its agent) to apply a Holding Lock to Unsecured Notes held by that Noteholder; and

(b) undertakes not to request the removal of the Holding Lock (or permit or authorise another person to do so),

during the Trading Lock Period applicable to those Unsecured Notes.

7. Company's obligations

The Company must not:

(a) pay a dividend, make a return of capital (whether by capital reduction, buy back or otherwise) or make any other distribution to the holders of Shares, if at the time such dividend is paid or return of capital or distribution is made any interest on any Unsecured Note or any payment under condition 3(b) or 4 is due and payable but unpaid; or

(b) assert in writing or claim in any proceedings that the Trust Deed or these Conditions are void, voidable or unenforceable.

8. General

8.1 Payments

(a) Any amount which is payable to Noteholders in respect of the Unsecured Notes in accordance with these Conditions will, unless the Company and the Noteholder otherwise agree in writing, be paid by direct credit to a nominated account at an Australian financial institution or by Australian dollar cheque drawn in favour of such Noteholder and sent by pre-paid post to the address of the Noteholder in the Unsecured Note Register or in such other manner (whether generally or in relation to particular Noteholders) as the Company determines in its absolute discretion (**Alternative Payment Method**).

(b) Each Noteholder agrees and acknowledges that, if payment of an amount to a Noteholder is to be paid:

(i) by cheque - posting or delivering the cheque to the address of the Noteholder in the Unsecured Note Register;

(ii) by direct credit - procuring an electronic transfer of funds to the account at an Australian financial institution nominated by the Noteholder; or

(iii) by Alternative Payment Method - in accordance with the Alternative Payment Method,

is full and final satisfaction of the Company's obligation to pay the amount and is a full and final discharge of the Company's obligation to make the payment despite any of the following occurring:

(iv) if sub-paragraph (i) applies - the cheque being returned unclaimed or not being presented for payment;

(v) if sub-paragraph (ii) applies - the electronic transfer of funds being rejected, failing or not being able to be made for whatever reason;

(vi) if sub-paragraph (iii) applies - payment in accordance with the Alternative Payment Method is rejected, fails or cannot be made for whatever reason; or

(vii) in any case - any oversight or administrative error on the part of the Company, its officers, employees, or agents or on the part of any person or contractor employed, appointed or engaged by the Company **PROVIDED THAT,** if the oversight or error is brought to the Company's attention by the relevant Noteholder by notice in writing to the Company, the oversight or error is rectified to the Company's reasonable satisfaction within 60 Business Days after receipt of the Noteholder's notice.

If any of the matters referred to in sub-paragraphs (iv) to (vii) above occurs, then, notwithstanding any other provision of the Trust Deed or termination of the Trust Deed, the Trustee or the Borrower (as applicable) must hold the amount of those payments and will remain liable to the Noteholder in respect of the amount of those payments to the extent that the payment method is unsuccessful and the Noteholder provides evidence reasonably satisfactory to the Trustee or the Issuer (as applicable) that they did not receive the payment.

(c) Each Noteholder agrees and acknowledges that:

(i) the Company may make deductions which, in its reasonable opinion, it believes or is advised it is required to make from any amounts due under the Trust Deed or

these Conditions (including those payable as a result of a Default Notice) for or on account of any Tax (**Deductions**); and

(ii) the payment of any amount from which Deductions have been made will be treated by the parties for the purposes of the Trust Deed and these Conditions as payment in full of the amount as if no Deduction had been made; and

(iii) a Noteholder is not entitled to any additional amounts from the Company to compensate the Noteholder for any reductions in the amount of a return or payment which arise from a Deduction.

8.2 Quotation of Notes

Application will be made for the Unsecured Notes to be quoted on the ASX financial market as provided in the Scheme of Arrangement.

8.3 Quotation of A Class Preference Shares

(a) Subject to paragraph (b), the Company will make reasonable endeavours to apply for quotation on ASX of any A Class Preference Share issued to a Noteholder on conversion of a Note under these Conditions within 10 Business Days of its issue.

(b) Each Noteholder agrees and acknowledges that:

(i) the Company is not obliged to apply for quotation if, in its reasonable opinion it believes or it receives legal advice to the effect that the Company could not apply to quote any A Class Preference Shares without breaching:

(A) a representation and warranty given to ASX (or any other entity) concerning the relationship between those Shares and section 707 of the Corporations Act; or

(B) the Listing Rules or any law binding on the Company, including the Corporations Act;

(ii) the Company has no liability whatsoever if:

(A) for any reason an offer by any Noteholder of A Class Preference Shares for sale within 12 months after their issue requires disclosure to investors under Part 6D.2 of the Corporations Act; or

(B) the A Class Preference Shares are not able to be quoted for that 12 month period; and

(iii) the Purchaser and its directors have no obligation to prepare or to consent to any disclosure document prepared by the Noteholder for the offer.

8.4 Ranking of A Class Preference Shares

Each A Class Preference Share issued on conversion of an Unsecured Note will, as from the Conversion Date of that Unsecured Note, rank equally in all respects with the then issued A Class Preference Shares, except that they will not be entitled to any dividend that has been declared or determined but not paid as at the Conversion Date.

8.5 Subordination and no security

(a) The Unsecured Notes are unsecured obligations of the Company and, subject to paragraphs (b) and (c), will rank equally with all other unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law. The Unsecured Notes will rank equally among themselves and in priority to Shares on a

winding up of the Company and interest on Unsecured Notes will be paid in priority to dividends on Shares in the Company.

(b) The Junior Debt will rank behind and is subordinated to all amounts owing by the Company to its secured, unsecured and other subordinated creditors from time to time (**Senior Creditors**) other than Disputed Debts (**Senior Debt**).

(c) If at any time any Senior Debt remains outstanding, Noteholders and the Trustee (and each of them) will not be entitled to:

(i) subject to paragraph (d), receive payment of any amounts owing in respect of an Unsecured Note other than Unsubordinated Note Debt;

(ii) demand payment of, sue for or take any other action to cause payment or acceleration of payment of any amounts owing in respect of a Unsecured Note other than Unsubordinated Note Debt;

(iii) take or be a party to any proceeding or action for the purpose of appointment of an External Administrator to or the Winding Up of the Company in relation to any amounts owing in respect of a Unsecured Note other than Unsubordinated Note Debt;

(iv) exercise any right of set off or combination of accounts in respect of the Company in relation to any amounts owing in respect of a Unsecured Note other than Unsubordinated Note Debt;

(v) pass any resolution or give any direction relating to the enforcement of the Trust Deed; or

(vi) without limiting the generality of the foregoing, perform any function or obligation or exercise any right under clauses 12.2 and 12.3 of the Trust Deed,

unless at the time the outstanding Senior Debt is:

(vii) in the case of all Senior Debt other than debts owing to unsecured trade creditors, paid; or

(viii) in the case of that part of the outstanding Senior Debt owing to unsecured trade creditors:

(A) paid; or

(B) due and payable but remaining unpaid within the terms of payment of the Senior Debt.

(d) Despite paragraph (c)(i), if the Company pays any amounts due to Noteholders pursuant to these Conditions at a time when, but for paragraph (c)(i), the Noteholders would be entitled to receive the payment, the Noteholders will be taken for all purposes and at all times to have been entitled to receive the payment.

(e) For the avoidance of doubt, the Company may make, and each Noteholder may receive and retain, any payment of Unsubordinated Note Debt made in accordance with the Trust Deed or these Conditions whether paid by way of:

(i) cash;

(ii) any redemption, conversion or buy back mechanism provided under these Conditions; or

(iii) otherwise.

(f) The Subordination is not adversely affected by anything which would otherwise prejudice the Subordination, including any changes in the Senior Debt or the conduct of a Senior Creditor, despite any legal rule to the contrary.

(g) The Subordination applies to the present and future balance of the Senior Debt and the Junior Debt, is a continuing subordination and is not discharged by the payment of any of the Senior Debt or the Junior Debt, the settlement of any account or anything else. The subordination is irrevocable and continues until payment in full or other full discharge of all Senior Debt, including by way of waiver or release.

(h) No Noteholder may (either directly or indirectly) while any Senior Debt remains outstanding:

(i) claim or exercise a right of subrogation or a right of contribution or claim the benefit of a Security Interest, guarantee or indemnity held by or on behalf of a Senior Creditor in relation to the Senior Debt; or

(ii) take any steps to enforce a right or claim against the Company in respect of any payment to or benefit received by a Senior Creditor under the Trust Deed or these Conditions.

(i) These Conditions do not create a relationship of agency, a trust or other fiduciary relationship between the Senior Creditors and the Noteholders.

8.6 Limited participation

Each Unsecured Note entitles its Noteholder to attend and speak at general meetings as if the Noteholder were a shareholder but confers no right to participate in any offering of Marketable Securities by the Company including any bonus issue or rights issue.

8.7 No voting

The Unsecured Notes do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.

8.8 Unsecured Notes redeemed

All Unsecured Notes redeemed by the Company in accordance with these Conditions will be cancelled and may not be reissued.

9. Holding statements and certificates

9.1 Uncertificated holdings and holding statements

The Directors may determine not to issue Unsecured Note Certificates where not contrary to the Corporations Act, the Listing Rules and the SCH Business Rules. Where the Directors have made such a determination, a Noteholder will be entitled to receive statements of the holdings of Unsecured Notes of the Noteholder as the Company is required to give pursuant to the Corporations Act, the Listing Rules and the SCH Business Rules.

9.2 Cancellation of Unsecured Note Certificates

The ranking of the Unsecured Notes will in no way be affected by thc cancellation of any Unsecured Note Certificate on which they were originally included or of any subsequent Unsecured Note Certificate on which they were included.

10. Transfer of notes

10.1 Forms of transfer

A Noteholder may transfer any Unsecured Notes the Noteholder holds by:

(a) a Proper ASTC Transfer or any other method of transferring or dealing in Unsecured Notes introduced by the ASX or operated in accordance with the SCH Business Rules or Listing Rules and, in any such case, recognised under the Corporations Act; or

(b) a written instrument of transfer in any usual form or in any other form approved by either the Directors or the ASX, that is otherwise permitted by law.

10.2 Registration of transfer

A transferor of Unsecured Notes remains the owner of the Unsecured Notes transferred until the transfer is registered and the name of the transferee entered in the Unsecured Note Register in respect of the Unsecured Notes, and the transferee of Unsecured Notes on being entered on the Unsecured Note Register shall have all the rights and obligations which the transferor had and all the rights and obligations of a Noteholder under this deed.

10.3 Transfers which are not Proper ASTC Transfers

The following provisions apply to instruments of transfer referred to in condition 10.1(b):

(a) unless the instrument of transfer is otherwise a sufficient transfer under the Corporations Act, the instrument will be signed by, or executed by or on behalf of:

(i) the transferor; and

(ii) if required by the Company, the transferee;

(b) the instrument of transfer duly stamped will be left at the place where the Unsecured Note Register is kept, accompanied by the Unsecured Note Certificate (if any) in respect of the Unsecured Notes to be transferred and such other evidence as the Directors require to prove the transferor's title to, or right to transfer, the Unsecured Notes;

(c) the instrument of transfer must be endorsed or accompanied by an instrument executed by the transferee to the effect that the transferee agrees to accept the Unsecured Notes subject to the terms and conditions on which the transferor held them, to become a Noteholder and to be bound by the Trust deed and these Conditions; and

(d) on registration of a transfer of Unsecured Notes, the Company will cancel the old Unsecured Note Certificate (if any).

10.4 Directors to register transfers

Subject to conditions 10.3 and 10.5, the Directors will not refuse to register or fail to register or give effect to a transfer of Unsecured Notes.

10.5 Refusal to register transfers other than Proper ASTC Transfer

(a) The Directors may refuse to register any transfer of Unsecured Notes (other than a Proper ASTC Transfer) where the Listing Rules permit the Company to do so.

(b) The Directors will refuse to register any transfer of Unsecured Notes (other than a Proper ASTC Transfer) where the Corporations Act or the Listing Rules require the Company to do so, or the transfer is in breach of the Listing Rules.

10.6 Notice of refusal to register

(a) Where the Directors refuse to register a transfer of Unsecured Notes under condition 10.5, the Company will give written notice of the refusal and the reasons for the refusal to the transferee and the person who lodged the transfer, if not the transferee, within 5 Business Days after the date on which the transfer was lodged with the Company.

(b) Failure by the Company to give notice under condition 10.6(a) will not invalidate the refusal to register the transfer in any way.

11. Joint Noteholders

11.1 Unsecured Note Certificates

(a) Subject to condition 9.1, joint Noteholders will be entitled to one Unsecured Note Certificate only in respect of Unsecured Notes held by them jointly and the Unsecured Note Certificate will be delivered to the first joint holder named on the register.

(b) Delivery of an Unsecured Note Certificate for any Unsecured Note to the first joint holder named in the Register in relation to that Unsecured Note is deemed to be delivery to all the joint holders.

11.2 Payment to one Noteholder effective discharge

If several persons are entered in the Unsecured Note Register as joint Noteholders in respect of a Unsecured Note, the payment to any one of such persons any moneys from time to time payable to the joint Noteholders will be an effective discharge to the Company for the moneys so paid.

11.3 More than three joint Noteholders

Subject to the SCH Business Rules, the Company will not be bound to register more than three persons as the joint holders of any Unsecured Notes.

11.4 Actions of joint Noteholders

All of the joint Noteholders in respect of any Unsecured Note must join in any:

(a) transfer of the relevant Unsecured Note;

(b) application for the replacement of an Unsecured Note Certificate which has been lost or destroyed; or

(c) delivery of a Conversion Notice.

12. Non-resident Noteholders

12.1 Condition precedent

Where Unsecured Notes are held by, or on behalf of, a person resident outside the Commonwealth of Australia, then, despite anything to the contrary contained in or implied by these Conditions, it is a condition precedent to any right of the Noteholder:

(a) to receive payment of any moneys in respect of those Unsecured Notes; or

(b) to obtain A Class Preference Shares on conversion of any of those Unsecured Notes,

that all necessary Authorisations (if any) and any other statutory requirements which may then be in existence are obtained at the cost of the Noteholder and satisfied.

12.2 Authorisation

For the purposes of condition 12.1, '**Authorisation**' includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Governmental Agency.

13. Indemnity to the Issuer

13.1 Indemnity

Whenever in consequence of:

(a) the death of a Noteholder;

(b) the non-payment of any income Tax or other Tax payable by a Noteholder;

(c) any failure to deduct or withhold any Tax;

(d) the non-payment of any stamp or other duty by the legal personal representatives of a Noteholder or his estate; or

(e) any other act or thing in relation to an Unsecured Note or a Noteholder,

any law for the time being of any country or place, in respect of a Unsecured Note, imposes or purports to impose any liability of any nature whatever on the Company to make any payments to any Governmental Agency, the Company will in respect of that liability be indemnified by that Noteholder and his legal personal representatives and any moneys paid by the Company in respect of that liability may be recovered from that Noteholder and/or the Noteholder's legal personal representative as a debt due to the Company and the Company will have a lien in respect of those moneys upon the Unsecured Notes held by that Noteholder or his legal personal representatives and upon any moneys payable in respect thereof.

13.2 No prejudice

Nothing in condition 13.1 will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Company.

14. Death, legal disability

14.1 Death, legal disability

If a Noteholder dies, becomes subject to a legal disability, becomes bankrupt or is liquidated, the survivor (in the case of joint Noteholders), the legal personal representative or the person entitled to Unsecured Notes as a result of bankruptcy or liquidation will be recognised as having an enforceable claim to Unsecured Notes registered in the Noteholder's name.

14.2 Transfer, transmission under condition 14.1

Subject to the Listing Rules, the Company need not register any transfer or transmission under condition 14.1 unless the transferee provides an indemnity in favour of the Company in a form determined by or satisfactory to the Company in respect of any consequence arising from the transfer or transmission.

14.3 Two or more persons jointly entitled

Where 2 or more persons are jointly entitled to any Unsecured Note in consequence of the death of the registered holder of that Unsecured Note, for the purpose of these Conditions they will be deemed to be joint holders of that Unsecured Note.

14.4 Moneys payable in respect of Unsecured Notes

The Directors will be at liberty to retain any moneys payable in respect of any Unsecured Notes which any person under this condition 14 is entitled to or to transfer until such person is registered or has duly transferred the Unsecured Notes in accordance with these Conditions.

15. Force majeure

15.1 Definition

In these Conditions, a **Force Majeure Event** affecting a person means anything outside that party's reasonable control including, but not limited to, fire, storm, flood, earthquake, explosion, war, invasion, rebellion, sabotage, epidemic, labour dispute, labour shortage, failure or delay in transportation and act or omission (including laws, regulations, disapprovals or failures to approve) of any third person (including subcontractors, customers, governments or government agencies).

15.2 Occurrence of Force Majeure Event

Despite any contrary provision in the Trust deed or these Conditions, if a Force Majeure Event affecting the Company precludes the Company partially or wholly from complying with its obligations under condition 2.2, 2.3 or 3(b) (including any payment obligations) then:

(a) as soon as reasonably practicable after that Force Majeure Event arises, the Company must notify each Noteholder and the Trustee of:

(i) the Force Majeure Event;

(ii) which obligations the Company is precluded from performing (**Affected Obligations**);

(iii) the extent to which the Force Majeure Event precludes the Company from performing the Affected Obligations (**Precluded Extent**); and

(iv) the expected duration of the delay arising directly out of the Force Majeure Event;

(b) the Precluded Party's obligation to perform the Affected Obligations will, to the Precluded Extent, be suspended for the duration of the actual delay arising directly out of the Force Majeure Event (**Actual Delay**); and

(c) the obligations of the Trustee or a Noteholder to perform any obligations dependent on the Affected Obligations will be suspended until the Precluded Party resumes performance.

Schedule 2 - Rules Relating to Meetings of Noteholders

1. Power to call meetings

1.1 Ability to convene meetings

Without affecting the operation of clause 13.3(a) of the deed, each of the Trustee or the Borrower may at any time call a meeting of Noteholders.

1.2 Borrower's duty to call meeting

On request in writing of the Noteholders representing not less than 10% of the Principal Outstanding of all Unsecured Notes, the Borrower must call a meeting of Noteholders by giving notice to the Trustee, Auditor and each Noteholder at the Noteholder's address as specified in the Unsecured Note Register:

(a) to consider the financial statements that were laid before the last preceding annual general meeting of the Borrower; or

(b) to give to the Trustee directions in relation to the exercise of the Trustee's powers[12].

2. How to call meeting

2.1 Period of notice

At least 10 Business Days notice (15 Business Days notice for a Special Resolution) exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given, of every meeting is to be given to the Noteholders.

2.2 Contents of notice

The notice must specify the place day and hour of meeting and the general nature of the business to be transacted but it is not necessary to specify in the notice the precise terms of the resolutions to be proposed. A copy of the notice shall be sent by post to the Trustee unless the meeting is called by the Trustee and to the Borrower unless called by the Borrower.

2.3 Omission to give notice

Accidental omission to give notice to, or the non-receipt of notice by, a Noteholder does not invalidate the meeting nor any resolution passed at a meeting.

2.4 Postal ballot

Any meeting of Noteholders may be conducted by postal ballot in accordance with such arrangements as the Borrower may determine and the Trustee approve reflecting (unless the Trustee and the Borrower agree otherwise), as closely as may be practicable, the provisions of this Schedule 2.

2.5 Location of meetings

All meetings of Noteholders must be held in the Jurisdiction unless the Borrower and the Trustee agree otherwise.

---

[12] Corporations Act, Section 283EA.

3. Proceedings at meeting

3.1 Quorum

The quorum for any meeting is two Noteholders present in person or by attorney or by proxy or being a corporation by proxy or by attorney or by duly authorised representative holding (in aggregate) Unsecured Notes representing 10% of the Principal Outstanding of the Unsecured Notes when the meeting begins. No business shall be transacted at any meeting unless the requisite quorum is present at the commencement of business.

3.2 No quorum

If a quorum is not present within half an hour from the time appointed for the meeting then the meeting if called upon the request of Noteholders shall be dissolved. In any other case it shall stand adjourned to such day and time not being less than 14 days thereafter and to such place as may be appointed by the Chairperson. At such an adjourned meeting the Noteholders present and entitled to vote whatever the value of the Unsecured Notes held by them shall be a quorum for the transaction of business.

3.3 Chairperson

The Trustee may nominate the chairperson, who need not be a Noteholder, of any Meeting (**Chairperson**) but who may be the chairperson of the Borrower or any other executive officer of the Borrower.

3.4 Adjournment

The Chairperson may with the consent of a Resolution of Noteholders of any meeting at which a quorum is present (such consent being obtained if the Chairperson so requires on a poll) and shall (if directed by a Resolution of Noteholders on a poll) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

3.5 Minutes

Minutes of a meeting signed by the Chairperson constitute conclusive evidence of the proceedings of the meeting.

4. Voting

4.1 Show of hands

At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairperson or in writing by one or more Noteholders present in person or by proxy and holding or representing 5% of the Principal Outstanding. Unless a poll is so demanded a declaration by the Chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

4.2 Poll

If a poll is duly demanded it shall be taken in such manner as the Chairperson may direct and the result of such a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

4.3 Conduct of poll

A poll demanded on the election of a Chairperson or on a question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken either immediately or at such time (not being more than thirty days from the date of the meeting) and place as the Chairperson may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

4.4 Number of votes

On a show of hands every Noteholder who being an individual is present in person or by proxy or attorney or being a corporation is present by proxy or attorney or by its authorised representative shall have one vote and on a poll every Noteholder who is present in person or by attorney or by proxy shall have one vote for every Unsecured Note with respect to which it is the registered holder. A Noteholder entitled to more than one vote need not use all its votes or cast all the votes it uses in the same way.

4.5 Joint holders

In the case of joint registered holders of Unsecured Notes, the joint Noteholder first named in the Unsecured Note Register (or if that person does not vote, the next named joint Noteholder, or if that person does not vote, the next named and so forth) may exercise the voting rights of jointly held Unsecured Notes.

4.6 Casting Vote

If votes are equal, whether on a show of hands or on a poll, the Chairperson has a casting vote in addition to the vote or votes (if any) to which the Chairperson is otherwise entitled.

5. Proxies

5.1 Instrument appointing proxy

An instrument appointing a proxy shall be in writing under the hand of the appointor or of its attorney duly authorised in writing or if the appointor is a corporation either under its common seal or under the hand of an officer or attorney so authorised.

5.2 Proxy need not be Noteholder

A person appointed to act as a proxy need not be a Noteholder.

5.3 Deposit of Proxy

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a duly certified copy of such power or authority shall be deposited at such places in the Jurisdiction as the Trustee or the Borrower, with the approval of the Trustee may in the notice convening the meeting direct or if no such place is appointed then at the office of the Trustee in the Jurisdiction not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll before the time appointed for taking of the poll) at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution.

5.4 Form of Proxy

An instrument of proxy may be in the usual common form or in such other form as the Borrower and the Trustee shall approve. The proxy shall be deemed to include the right to demand or join in

demanding a poll. A proxy shall unless the contrary is stated thereon be valid as well for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed.

5.5 Validity of vote

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the Unsecured Notes in respect of which the proxy is given provided that no intimation in writing of such death insanity revocation or transfer shall have been received by the Borrower, at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

6. Noteholders bound

A Resolution of the Noteholders or a Special Resolution passed at a meeting of the Noteholders duly called and held (or by way of postal ballot) in accordance with this Schedule shall be binding upon all the Noteholders whether or not present at the meeting and each of the Noteholders shall be bound to give effect thereto accordingly.

7. Interpretation

Words and expressions defined in the deed have the same meaning in this Schedule 2, unless the context otherwise requires.

Signing page

EXECUTED as a deed

Executed by **VILLAGE ROADSHOW LIMITED**

Signature of director

GRAHAM W. BURKE

Name of director (print)

Signature of ~~director/~~company secretary
(Please delete as applicable)

PHILIP S. LEGGO

Name of ~~director~~/company secretary (print)

THE COMMON SEAL OF VILLAGE ROADSHOW LIMITED A.C.N. 010 672 054

SIGNED SEALED AND DELIVERED for and on behalf of **PERMANENT TRUSTEE COMPANY LIMITED** by its Attorney

Signature of Attorney

STEPHEN SILAVECKY

Name of Attorney

duly appointed under Power of Attorney dated 25 September 2003 who states that at the date of this deed he has no notice of revocation, in the presence of:

Witness

Caroline Scott

Name of Witness

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 14 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2003

TIME: 17:37:02

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report/Notice of AGM

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from 1 March 2003 for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 27 October 2003 5:37
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

90307.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 90307 as follows:
Release Time: 27-Oct-2003 17:36:52
ASX Code: VRL
File Name: 90307.pdf
Your Announcement Title: AGM Notice, proxy & Annual Report mail out

NOTICE OF ANNUAL GENERAL MEETING

Date: Friday 28 November 2003 at 9.00am

Venue: Roxy Cinema
Warner Bros. Movie World
Pacific Motorway, Oxenford
Queensland

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the fifteenth Annual General Meeting of Village Roadshow Limited (the "Company") will be held in the Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland, on Friday 28 November 2003 at 9.00am

SHAREHOLDERS ARE ADVISED TO READ THIS NOTICE OF MEETING CAREFULLY

ORDINARY BUSINESS

A. To consider the Financial Reports, Directors' Report and Auditor's Report for the year ended 30 June 2003.

B. To elect Directors:

i) William J. Conn; and
ii) Peter D. Jonson

retire from office by rotation in accordance with Article 17.1(a) and, each being eligible, offers himself for re-election.

Dated: 24 October 2003

By order of the Board

P. S. Leggo
Group Company Secretary

Voting Eligibility and Procedures

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are attending the meeting, **please bring your bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting**. Subject to the outcome of the General and Scheme Meetings to be held on 3 November 2003, A Class Preference shareholders or Unsecured Note holders may attend but not vote. Any votes cast by either A Class Preference shareholders or Unsecured Note holders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote.

5. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

6. In accordance with Regulation 7.11.37 of the *Corporations Act 2001*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Wednesday 26 November 2003 are taken, for the purposes of the above meeting, to be the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Friday, 28 November 2003.

Appointment of Proxies

1. Each member entitled to attend and vote at the meeting is entitled to appoint no more than 2 persons as their proxy or proxies to attend and vote at the meeting on their behalf. If more than one proxy is appointed, the appointment is of no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the *Corporations Act 2001* or signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.

8. The proxy form for ordinary shareholders is enclosed with this Notice of Meeting. To be valid it must be completed and deposited so that it is **received not later than 10.00 am Melbourne Time on Wednesday 26 November 2003**. Completed proxy forms can be lodged at:

   The Company's share registry **using the reply paid envelope provided -**
   Computershare Investor Services Pty Ltd
   Reply Paid 242, Melbourne, Victoria 3000
   Or by facsimile: +61 3 9473 2555

Proxy Form/Invitation

Village Roadshow Limited

ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person is **someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Village Roadshow Limited to be held at Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland on Friday 28 November 2003 at 9.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item B i	Re-election of a Director - William J. Conn			
Item B ii	Re-election of a Director - Peter D. Jonson			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name   Contact Daytime Telephone   Date / /

VRL 1PR

004268 V_007Y5A

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring this bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting.** Subject to the outcome of the General and Scheme Meetings to be held on 3 November 2003, A class preference shareholders or Unsecured Noteholders may attend but not vote. Any votes cast by A class preference shareholders or Unsecured Noteholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote.

5. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

6. In accordance with Regulation 7.11.37 of the *Corporations Act 2001*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Wednesday 26 November 2003 are taken, for the purposes of the above meeting, to be the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Friday, 28 November 2003.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint no more than 2 persons as their proxy or proxies to attend and vote at the meeting on their behalf. If more than one proxy is appointed, the appointment is of no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the *Corporations Act 2001* or signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote the proxy in favour of all resolutions.

8. To be valid, this proxy form must be completed and deposited so that it is **received not later than 10.00 am Melbourne Time on Wednesday 26 November 2003.** Completed proxy forms can be lodged at:

   The Company's share registry:

   using the reply paid envelope provided -
   Computershare Investor Services Pty Ltd
   Reply Paid 242,
   Melbourne, Victoria 3000
   Or by facsimile: **+613 9473 2555**

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/10/2003

TIME: 12:22:30

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Voting at the Forthcoming General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 29 October 2003 12:23
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

91116.pdf (129 KB)

ASX confirms the release to the market of Doc ID: 91116 as follows:
Release Time: 29-Oct-2003 12:22:28
ASX Code: VRL
File Name: 91116.pdf
Your Announcement Title: Voting at General Meeting

29 October 2003

Voting at the forthcoming General Meeting

The General and Scheme Meetings of Village Roadshow Limited ('VRL') to approve the proposed scheme of arrangement between VRL and the holders of its A Class Preference Shares are to be held on Monday 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane commencing from 2pm Brisbane time.

The notice of the General Meeting states that holders of Ordinary Shares in VRL who also hold Preference Shares or are associates of Preference Shareholders are excluded from voting on resolution 1 in the notice of meeting ('Excluded Holders').

It has been suggested that, although Excluded Holders are not entitled to vote in favour of resolution 1, they are entitled to vote against resolution 1. To remove any doubt, VRL will record and report to the Supreme Court of Victoria all votes cast by Excluded Holders against resolution 1 and count those votes should the Court so determine.

Shareholders wishing to vote at the General Meeting can do so in person or by proxy, attorney or corporate representative. Proxy forms must be delivered prior to 7pm Melbourne time on 1 November 2003, including proxy forms of those Excluded Holders wishing to vote against resolution 1. Please contact the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia) immediately if you would like another proxy form for the General Meeting.

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 14 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2003

TIME: 18:12:57

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preference Share Scheme-Shareholder Meetings 3/11/03

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 31 October 2003 6:13
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

92549.pdf (148 KB)

ASX confirms the release to the market of Doc ID: 92549 as follows:
Release Time: 31-Oct-2003 18:12:54
ASX Code: VRL
File Name: 92549.pdf
Your Announcement Title: Shareholder Meetings to proceed

31 October 2003

VRL Preference Share Scheme – Shareholder Meetings 3 November 2003

Village Roadshow Limited ('VRL') announced to ASX on 29 October 2003 and advertised in various newspapers on 30 October 2003 that:

- it has been suggested that holders of Ordinary Shares in VRL who also hold Preference Shares or are associates of Preference Shareholders are entitled to vote against resolution 1 at the General Meeting; and
- to remove any doubt, VRL will record and report to the Supreme Court of Victoria all votes cast by such holders against resolution 1 and count those votes should the Court so determine.

Subsequent to the announcement and advertisements, an application was made to the Supreme Court of Victoria by Boswell Filmgesellschaft mbH, a recent acquirer of 1,000 ordinary shares and 1,000 preference shares, against VRL seeking orders that among other things, the General Meeting and Scheme Meeting be adjourned and that VRL give at least 28 days further notice of the adjourned meetings advising holders of Ordinary Shares in VRL who also hold Preference Shares or are associates of Preference Shareholders that they are entitled to vote against resolution 1. The application was refused by the Court.

Accordingly the meetings are to be held as planned on Monday 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane commencing from 2pm Brisbane time.

Shareholders wishing to vote at the General Meeting and Scheme Meeting can do so in person or by proxy, attorney or corporate representative.

Proxy forms must be delivered **prior to 7pm Melbourne time on Saturday 1 November 2003**, including proxy forms of those holders of Ordinary Shares in VRL who also hold Preference Shares or are associates of Preference Shareholders wishing to have their votes against resolution 1 recorded and reported to the Supreme Court of Victoria as noted above and have those votes counted should the Court so determine.

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/11/2003

TIME: 15:27:59

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

PAGE 1/1 * RCVD AT 3/11/2003 3:28:03 PM [AUS Eastern Daylight Time] * SVR:AUMEL-FAX1/1 * DNIS:213 * CSID:FAX101 * DURATION (mm-ss):00-56

From: ASX.Online@asx.com.au
Sent: 3 November 2003 3:28
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

92838.pdf (160 KB)

ASX confirms the release to the market of Doc ID: 92838 as follows: Release Time: 03-Nov-2003 15:27:54 ASX Code: VRL File Name: 92838.pdf Your Announcement Title: Chairman s Address - General Meeting

3 November 2003

Chairman's Address to General Meeting

On 28 July 2003 the Board announced its intention to propose and recommend that the Company implement a scheme of arrangement with the holders of its A Class Preference Shares involving the buy-back of all Preference Shares.

The proposed consideration for the buy-back is $1.25 for every Preference Share held, 25 cents of which will be paid in cash and $1 of which will be applied under the scheme on behalf of the Preference Shareholders to acquire one Unsecured Note with an initial face value of $1.

Each Unsecured Note will have an initial face value of $1 and is to be repaid in 3 instalments:

- 33 cents cash on the first anniversary of the date of issue of the Unsecured Notes;
- 33 cents cash on the second anniversary of the issue date; and
- 34 cents cash on the third anniversary of the issue date.

Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum, the first interest payment being due 6 months after the Issue Date.

Noteholders will be entitled to attend general meetings of the Company but will not be entitled to vote.

This General Meeting has been convened to allow holders of Ordinary Shares in the Company to consider and, if thought fit, pass two separate special resolutions relating to the proposed scheme.

Resolution 1 is that the buy-back proposed under the scheme and the terms of the buy-back agreements are approved as a special resolution in accordance with section 257D(1) of the Corporations Act.

A special resolution passed by a poll is a resolution passed by at least 75% of the votes cast by members present in person or by proxy, attorney or corporate representative and entitled to vote on the resolution.

Resolution 2 is that certain modifications to the Company's constitution be approved as a special resolution conditional on the Preference Shares being bought back under the scheme.

Amendment of the constitution is necessary because, under limited circumstances, the Unsecured Notes will be convertible back into Preference Shares.

When the Company adopted its constitution, the constitution conferred voting rights on holders of Preference Shares in accordance with the requirements of the Listing Rules in force at that time. The Listing Rules have subsequently been amended and now have the effect that new Preference Shares issued by the Company on conversion of Unsecured Notes must confer certain additional voting rights on their holders.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Accordingly, Ordinary Shareholders will be asked to approve modifications to the constitution to ensure that any new Preference Shares will confer all of the voting rights required under the Listing Rules as they currently exist. The details of these proposed modifications are set out on page 23 of the Scheme Booklet.

The law requires that Preference Shareholders be given the opportunity to consider the proposal at a separate meeting of Preference Shareholders only.

Accordingly, a special class meeting of Preference Shareholders only will commence following the conclusion of this meeting at which Preference Shareholders will be asked to consider and, if thought fit, pass a resolution approving the scheme.

To be passed, the resolution to be put to the Scheme Meeting must be approved by:

- more than 50% by number of Preference Shareholders present and voting in person or by proxy, attorney or corporate representative at the Scheme Meeting; and
- 75% of the votes cast on the resolution.

To become effective, the scheme must also be approved by the Supreme Court of Victoria.

If both resolutions to be put to this General Meeting and the resolution to be put to the Scheme Meeting are passed, it is proposed that the Court hearing at which the Court will be asked to approve the scheme will be held on 7 November 2003.

If the Court approves the scheme on 7 November 2003, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with the Australian Securities and Investments Commission on 10 November 2003.

The scheme will become effective on the office copy of the Court order being lodged with ASIC.

If the scheme becomes effective, the buy-back will take place on 17 November 2003 and it is expected that:

- holding statements in respect of the Unsecured Notes and the cash component of the buy-back consideration will be dispatched on 24 November 2003; and
- the Unsecured Notes will commence trading on ASX on 25 November 2003.

A booklet containing explanatory information on the scheme, a report on the scheme by the independent expert, Grant Samuel, the Company's audited financial statements and the notices of this general meeting and the Scheme Meeting have been sent to all members of the Company, including all Ordinary Shareholders.

Your Directors unanimously recommend that:

- Ordinary Shareholders vote in favour of both resolutions to be put to this general meeting; and
- Preference Shareholders vote in favour of the scheme.

Each Director entitled to vote on the resolutions at this meeting and the resolution to be put to the Scheme Meeting intends to vote in favour of the resolutions.

Detailed reasons for your directors' recommendations are set out in section 5 of the Scheme Booklet. We have strongly encouraged shareholders to read those reasons in full.

We can now move to the business of the meeting.

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/11/2003

TIME: 16:18:29

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Scheme Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 3 November 2003 4:19
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release


PDF
Adobe

92860.pdf (153 KB)

ASX confirms the release to the market of Doc ID: 92860 as follows: Release Time: 03-Nov-2003 16:18:26 ASX Code: VRL File Name: 92860.pdf Your Announcement Title: Chairman s Address to Scheme Meeting

3 November 2003

Chairman's Address to Scheme Meeting

This meeting has been convened in accordance with an order of the Supreme Court of Victoria made on 26 September 2003 under section 411(1) of the Corporations Act to allow holders of Preference Shares to consider and, if thought fit, pass a resolution approving the proposed scheme of arrangement between the Company and Preference Shareholders under which it is proposed that the Company will buy-back all of the Preference Shares on issue.

To be passed, the resolution must be approved by both:

- more than 50% by number of Preference Shareholders present and voting in person or by proxy, attorney or corporate representative; and
- 75% of the votes cast by Preference Shareholders.

A booklet containing explanatory information on the scheme, a report on the scheme by the independent expert, Grant Samuel, the Company's audited financial statements and the notices of this meeting and the General Meeting has been sent to all members of the Company, including all Preference Shareholders.

Grant Samuel has concluded that the scheme is in the best interests of Preference Shareholders.

Grant Samuel has valued the consideration for the buy-back at $1.22 to $1.25. This represents a substantial premium to the price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Scheme.

Your Directors unanimously recommend that Preference Shareholders vote in favour of the scheme.

Detailed reasons for your directors' recommendations are set out in section 5 of the Scheme Booklet. We have strongly encouraged shareholders to read those reasons in full.

Each Director entitled to vote on the resolution at this meeting intends to vote in favour of the resolution.

The proposed consideration for the buy-back is $1.25 for every Preference Share held, 25 cents of which will be paid in cash and $1 of which will be applied under the scheme on behalf of the Preference Shareholders to acquire one Unsecured Note with an initial face value of $1.

Each Unsecured Note will have an initial face value of $1 and is to be repaid in 3 instalments:

- 33 cents cash on the first anniversary of the date of issue of the Unsecured Notes (Issue Date);
- 33 cents cash on the second anniversary of the Issue Date; and
- 34 cents cash on the third anniversary of the Issue Date.

Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum, the first interest payment being due 6 months after the Issue Date.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Noteholders will be entitled to attend general meetings of the Company but will not be entitled to vote.

To become effective, the scheme must also be approved by the Supreme Court of Victoria.

If both resolutions to be put to this General Meeting and the resolution to be put to the Scheme Meeting are passed, it is proposed that the Court hearing at which the Court will be asked to approve the scheme will be held on 7 November 2003.

If the Court approves the scheme on 7 November 2003, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with the Australian Securities and Investments Commission on 10 November 2003.

The scheme will become effective on the office copy of the Court order being lodged with ASIC.

If the scheme becomes effective, the buy-back will take place on 17 November 2003 and it is expected that:

- holding statements in respect of the Unsecured Notes and the cash component of the buy-back consideration will be dispatched on 24 November 2003; and
- the Unsecured Notes will commence trading on ASX on 25 November 2003.

We can now move to the business of the meeting.

ASX
AUSTRALIAN STOCK EXCHANGE

03 NOV 11 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/11/2003

TIME: 12:38:49

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy & Poll results of General & Scheme Meetings

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 4 November 2003 12:39
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

93025.pdf (280 KB)

ASX confirms the release to the market of Doc ID: 93025 as follows:
Release Time: 04-Nov-2003 12:38:44
ASX Code: VRL
File Name: 93025.pdf
Your Announcement Title: Proxy & Poll results of General & Scheme Meetings

4 November 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

GENERAL MEETING AND SCHEME MEETING - 3 November 2003

As required by Section 251AA(2) of the Corporations Act the following statistics are provided in respect of the resolutions on the agendas of the above meetings.

In respect to each resolution the total number of votes exercisable by all validly appointed proxies and voted was:

General Meeting - Resolution 1"Approval of the Buy-Back"

• Votes where the proxy directed to vote 'for' the resolution	165,899,426
• Votes where the proxy was directed to vote 'against' the resolution	181,698
• Votes where the proxy may exercise a discretion how to vote	330,782

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 21,880

An additional 305,118 votes were instructed to vote by proxy against resolution 1 by ordinary shareholders who are also preference shareholders or associates of preference shareholders ('**Combined Holders**').

This information has been recorded and will be reported to the Supreme Court of Victoria.

An issue has also arisen as to the ability of an ordinary shareholder to vote 42,331,109 votes in favour of resolution 1 included in the above 'for' total (the '**Uncertain Votes**').

The Court will also be asked make a determination in relation to this issue.

Details of the poll conducted on 3 November 2003 were as follows:

• The number of votes cast 'for' the resolution including the Uncertain Votes	166,588,878
• The number of votes cast 'for' the resolution not including the Uncertain Votes	124,257,679
• The number of votes cast 'against' the resolution by Combined Holders	15,749,348*
• The number of votes cast 'against' the resolution not including votes cast by Combined Holders	182,798
• The number of votes cast 'against' the resolution including votes cast by Combined Holders	15,932,146

In addition, the number of votes which abstained from voting was 21,880

Please note the following in relation to number marked with an asterisk (*) above: This is a preliminary number provided by the Company's share registrar, Computershare Investor Services Pty Ltd, and is subject to final confirmation. Where the number is used in the calculation of another number above or a percentage below, the number or percentage will change if the number changes. At this stage it is not expected that the numbers or percentages will be subject to any substantive change.

The percentage of votes cast 'for' the resolution was:

- 99.89%, assuming the Court determines that the Uncertain Votes are to be counted and the votes cast by Combined Holders are not to be counted;
- 99.85%, assuming the Court determines that neither the Uncertain Votes nor the votes cast by Combined Holders are to be counted;
- 91.36%, assuming the Court determines that both the Uncertain Votes and the votes cast by Combined Holders are to be counted; and
- 88.75%, assuming the Court determines that the Uncertain Votes are not to be counted and the votes cast by Combined Holders are to be counted.

As a special resolution, to be passed, Resolution 1 requires at least a 75% 'for' vote.

General Meeting - Resolution 2 "Approval of the modifications to the Constitution"

• Votes where the proxy directed to vote 'for' the resolution	174,048,719
• Votes where the proxy was directed to vote 'against' the resolution	375,511
• Votes where the proxy may exercise a discretion how to vote	18,412,317

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 50,979

The resolution was carried as a special resolution (requiring at least a 75% 'for vote') on a poll the details of which are:

• The number of votes cast 'for' the resolution was	177,468,608
• The number of votes cast 'against' the resolution was	15,820,341

The percentage of votes cast 'for' the resolution was 91.82% of the total votes cast.

In addition the number of votes which abstained from voting was 50,979

Scheme Meeting - Resolution "Approval of the Scheme"

• Votes where the proxy directed to vote 'for' the resolution	157,361,953
• Votes where the proxy was directed to vote 'against' the resolution	4,125,415
• Votes where the proxy may exercise a discretion how to vote	2,366,536

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 1,166,191

This resolution required both at least a 75% 'for' vote and at least 50% of preference shareholders who voted casting a 'for' vote.

The resolution was passed by 97.26% of the votes of members who voted either in person or by proxy the details of which are:

- The number of votes cast 'for' the resolution was 162,694,845
- The number of votes cast 'against' the resolution was 4,588,973

In addition the number of votes which abstained from voting was 1,166,191

The resolution was passed by 81.8% of members who voted either in person or by proxy voted the details of which are:

- The number of members who voted 'for' of the resolution (either in person or by proxy) including 2 members who also voted 'against' the resolution was 739
- The number of members who voted 'against' the resolution (either in person or by proxy) including 2 members who also voted 'for' the resolution was 168
- The total number of members who voted in person or by proxy (of whom 2 members voted both 'for' and 'against') was 903

Shaun Driscoll
Co Company Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

03 NOV 14 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/11/2003

TIME: 16:50:04

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of General & Scheme Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

From: ASX.Online@asx.com.au
Sent: 5 November 2003 4:50
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

93322.pdf (229 KB)

```
ASX confirms the release to the market of Doc ID: 93322 as follows:
Release Time: 05-Nov-2003  16:50:01
ASX Code: VRL
File Name: 93322.pdf
Your Announcement Title: Final Poll results of General & Scheme meetings
```

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 November 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

GENERAL MEETING AND SCHEME MEETING - 3 November 2003

Further to the announcement made by the Company yesterday, the Company has today received from the Company's Share Registry, Computershare Investor Services Pty Ltd, final confirmation of the numbers and percentages in respect of the poll conducted in respect of resolution 1 on the agenda of the General Meeting held on Monday.

Details of the poll were as follows:

• The number of votes cast 'for' the resolution including the Uncertain Votes	166,588,878
• The number of votes cast 'for' the resolution not including the Uncertain Votes	124,257,679
• The number of votes cast 'against' the resolution by Combined Holders	15,749,348
• The number of votes cast 'against' the resolution not including votes cast by Combined Holders	182,798
• The number of votes cast 'against' the resolution including votes cast by Combined Holders	15,932,146
In addition, the number of votes which abstained from voting was	21,880

The percentage of votes cast 'for' the resolution was:

- 99.89%, assuming the Court determines that the Uncertain Votes are to be counted and the votes cast by Combined Holders are not to be counted;
- 99.85%, assuming the Court determines that neither the Uncertain Votes nor the votes cast by Combined Holders are to be counted;
- 91.36%, assuming the Court determines that both the Uncertain Votes and the votes cast by Combined Holders are to be counted; and
- 88.75%, assuming the Court determines that the Uncertain Votes are not to be counted and the votes cast by Combined Holders are to be counted.

As a special resolution, to be passed, resolution 1 requires at least a 75% 'for' vote.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

As advised in the above mentioned announcement, in respect of the poll conducted in respect of resolution 2 at the General Meeting held on Monday, the resolution was carried as a special resolution (requiring at least a 75% 'for vote') the details of which are:

• The number of votes cast 'for' the resolution was	177,468,608
• The number of votes cast 'against' the resolution was	15,820,341

The percentage of votes cast 'for' the resolution was 91.82% of the total votes cast.

In addition the number of votes which abstained from voting was 50,979

Also as advised in the above mentioned announcement, in respect of the poll conducted in respect of the resolution on the agenda of the Scheme Meeting, the resolution required both at least a 75% 'for' vote and at least 50% of preference shareholders who voted casting a 'for' vote.

The resolution was passed by 97.26% of the votes of members who voted either in person or by proxy the details of which are:

• The number of votes cast 'for' the resolution was	162,694,845
• The number of votes cast 'against' the resolution was	4,588,973

In addition the number of votes which abstained from voting was 1,166,191

The resolution was passed by 81.8% of members who voted either in person or by proxy voted the details of which are:

• The number of members who voted 'for' of the resolution (either in person or by proxy) including 2 members who also voted 'against' the resolution was	739
• The number of members who voted 'against' the resolution (either in person or by proxy) including 2 members who also voted 'for' the resolution was	168
• The total number of members who voted in person or by proxy (of whom 2 members voted both 'for' and 'against') was	903

The Scheme Meeting held on Monday has been closed with the results of the poll on the resolution on the agenda for that meeting now declared.

In respect of first General Meeting held on Monday, the results of the poll on resolution 2 on the agenda for the meeting has now been declared.

As resolved at the General Meeting, the General Meeting has been adjourned until 5pm Melbourne time on 7 November until 5pm Melbourne time on Friday 7 November 2003 in Minter Ellison's offices at Level 23 in the South Tower, 525 Collins Street, Melbourne 3000 for the purpose of:

- declaring the results of the poll on resolution 1 (the Buy-Back Resolution) following the determination of the Court in respect of the issue identified in yesterday's announcement; and
- formally closing the meeting.

Shaun Driscoll
Co Company Secretary